The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-165606
SUBJECT TO COMPLETION, DATED MARCH 22, 2010

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated March 22, 2010)

5,500,000 Shares of Common Stock

This is an offering of an aggregate of 5,500,000 shares of the common stock of ViaSat, Inc. We are offering 2,500,000 shares of our common stock in this offering, and the selling stockholders named in this prospectus supplement are offering 3,000,000 shares of our common stock. We will not receive any proceeds from sales of our common stock made by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “VSAT.” On March 19, 2010, the closing sale price of our common stock on the NASDAQ Global Select Market was $34.41 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11.

Underwriting
		Discounts and	Proceeds to	Proceeds to Selling
	Price to Public	Commissions	ViaSat, Inc.	Stockholders

Per Share
Total

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 375,000 shares from us and up to an additional 450,000 shares from the selling stockholders, in each case at the public offering price less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about          , 2010.

Joint Book-running Managers

Morgan Stanley	BofA Merrill Lynch	Credit Suisse

Co-Managers

Barclays Capital	Needham & Company, LLC

  , 2010

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the SEC) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the Securities Act), using a “shelf” registration process. Under the shelf registration statement, we and selling security holders may offer and sell any combination of the securities described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the headings “Where You Can Find More Information” on page S-52 and “Information Incorporated by Reference” on page S-52 of this prospectus supplement before investing in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain and incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus supplement and the accompanying prospectus that are not historical facts. When used in this prospectus supplement and the accompanying prospectus, the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will” and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:

•	uncertainties associated with the performance of the WildBlue Holding, Inc. (WildBlue) business and integration risks and costs;

•	our ability to have manufactured or successfully launch our new high-capacity Ka-band spot-beam satellite (ViaSat-1), or implement the related broadband satellite services on our anticipated timeline or at all;

•	continued turmoil in global financial markets and economies;

•	the availability and cost of credit;

•	reliance on U.S. government contracts and our reliance on a small number of contracts which account for a significant percentage of our revenues;

•	our ability to successfully develop, introduce and sell new technologies, products and enhancements;

•	reduced demand for products as a result of continued constraints on capital spending by customers;

•	changes in relationships with, or the financial condition of, key customers or suppliers;

•	reliance on a limited number of third parties to manufacture and supply our products;

•	increased competition and other factors affecting the communications industry generally;

•	the effect of adverse regulatory changes on our ability to sell products; and

S-ii

•	our ability to comply with the covenants in any credit agreement, indenture or similar instrument governing any of our existing or future indebtedness.

We have described other risks concerning us under the caption entitled “Risk Factors.” We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, users of this prospectus supplement and the accompanying prospectus are cautioned not to place undue reliance on the forward-looking statements.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information included elsewhere in or incorporated by reference in this prospectus supplement and the accompanying prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, especially “Risk Factors” and the financial statements and related notes and other information incorporated by reference into this prospectus supplement, before deciding whether to participate in the offer described in this prospectus supplement. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. As used in this prospectus supplement, the terms “ViaSat,” “we,” “our,” “ours” and “us” refer to ViaSat, Inc., a Delaware corporation, and its subsidiaries, unless the context suggests otherwise.

Our Company

We are a leading provider of advanced satellite and wireless communications and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop end-to-end satellite network solutions for a wide array of applications and customers. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. Our customers, including the U.S. government, leading aerospace and defense prime contractors, network integrators and communications service providers, rely on our solutions to meet their complex communications and networking requirements. In addition, following our recent acquisition of WildBlue, described below, we are a leading wholesale and retail provider of satellite broadband internet services in the United States.

Our Markets

We conduct our business through three segments: government systems, commercial networks and satellite services. These segments represented approximately 62%, 37% and 1%, respectively, of our consolidated fiscal year 2009 revenues. As of the third quarter of fiscal year 2010, our satellite services segment also includes our WildBlue business, and as a result, our segment revenue mix will change significantly in future quarters.

Government systems.  Our government systems segment develops and produces network-centric internet protocol (IP)-based secure government communications systems, products and solutions, which are designed to enable the collection and dissemination of secure real-time digital information between command centers, communications nodes and air defense systems. Customers of our government systems segment include tactical armed forces, public safety first-responders and remote government employees.

Commercial networks.  Our commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products that address five key market segments: consumer, enterprise, in-flight, maritime and ground mobile applications. These communication systems, networking equipment and products are generally developed through a combination of customer and discretionary internal research and development funding.

Satellite services.  Our satellite services segment complements our commercial networks segment by providing managed network services for the satellite communication systems of our consumer, enterprise and mobile broadband customers. In addition, our recently acquired WildBlue business provides wholesale and retail satellite-based broadband internet services in the United States via our WildBlue-1 satellite and Telesat Canada’s Anik F2 satellite. In 2008, we began construction of ViaSat-1, which is planned for launch in early 2011. Commencing in 2011, we expect this segment to also include broadband services utilizing ViaSat-1.

Our Strengths

We believe the following strengths position our business to capitalize on the attractive growth opportunities presented in each of our segments:

•	Leading Satellite and Wireless Technology Platform. We believe our ability to design and deliver cost-effective satellite and wireless communications and networking solutions, covering both the supply of advanced communications systems, ground network equipment and end-user terminals, and the provision of managed network services, enables us to provide our government and commercial customers with a diverse portfolio of leading applications and solutions. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that many of the market segments in which we compete have significant barriers to entry relating to the complexity of technology, the amount of required developmental funding and the importance of existing customer relationships. We believe our history of developing complex secure satellite and wireless networking and communications technologies demonstrates that we possess the expertise and credibility required to serve the evolving technology needs of our government and commercial customers. In addition, our acquisition of WildBlue provides us with significant expertise in network management and operational and business systems support for large-scale consumer deployments.

•	Blue-Chip Customer Base Supporting Substantial Backlog Growth. We generated 62% of our revenues from our government systems segment and 38% of our revenues from commercial networks and satellite services segments in fiscal 2009. Our customers include the U.S. Department of Defense (DoD), civil agencies, defense contractors, allied foreign governments, satellite network integrators, large communications service providers and enterprises requiring complex communications and networking solutions. The credit strength of our key customers, including the U.S. government and leading aerospace and defense prime contractors, supports our consistent financial performance. Despite the recent economic downturn, our funded backlog has demonstrated significant growth. From fiscal 2006 through fiscal 2009, the compound annual growth rate (CAGR) of our total funded backlog was 8%, with our government systems, commercial networks and satellite services segments’ funded backlog CAGRs at 16%, 1% and 1%, respectively. The growth in our funded backlog demonstrates the continued demand for our advanced satellite and wireless communications and networking solutions.

•	Strong Balance Sheet and Equity Capitalization. We are well-capitalized with shareholders’ equity as of January 1, 2010 of $643.9 million, or 61% of our total capitalization. In July 2009, we increased our existing revolving line of credit from $85.0 million to $170.0 million and extended the maturity until July 2012, and in October 2009 further increased the size of our existing revolving line of credit to $210.0 million. We believe this increase in financial flexibility along with the significant cash flow generated from our operations provides us with the liquidity to finance our ongoing capital expenditures, as well as our investment in ViaSat-1, for at least the next twelve months.

•	Experienced Management Team. Our Chief Executive Officer, Mark D. Dankberg, and our Chief Technology Officers have been with the company since its inception in 1986. Mr. Dankberg is considered to be a leading expert in the field of wireless and satellite communications. In 2008, Mr. Dankberg received the prestigious AIAA Aerospace International Communication award, which recognized him for “shepherding ViaSat into a leading satellite communications company through outstanding leadership and technical expertise.”

•	Innovation of Next-Generation Satellite Technology. ViaSat-1, our high-capacity Ka-band spot-beam satellite planned for launch in early 2011, is currently under construction. At the time of launch, we believe ViaSat-1 will be the highest capacity, most cost-efficient satellite in the world. With the market demonstrating increasing demand for satellite broadband services, ViaSat-1 and our associated next-generation ground segment technology are designed to significantly expand the quality, capability and availability of high-speed broadband satellite services for consumers and enterprises. In addition, we expect that our recently acquired WildBlue business will facilitate our deployment of broadband services in the United States using ViaSat-1, as well as provide a platform for the provision of network management services to international providers of satellite broadband services.

•	Innovative Product Development and Cost-Efficient Business Model. Maintaining technological competencies and innovative new product development has been one of our hallmarks and continues to be critical to our success. Our research and development efforts are supported by an employee base of over 1,000 engineers and a culture that deeply values innovation. We balance an emphasis on new product development with efficient management of our capital. For example, the majority of our research and development efforts with respect to the development of new products or applications are funded by customers. In addition, we drive capital efficiencies by outsourcing a significant portion of our manufacturing to subcontractors with whom we collaborate to ensure quality control and superior finished products.

Our Strategy

Our objective is to leverage our advanced technology and capabilities to (1) increase our role as the U.S. government increases its emphasis on IP-based, highly secure, highly mobile, network-centric warfare, (2) develop high-performance, feature-rich, low-cost technology to grow the size of the consumer satellite broadband, commercial enterprise and networking markets, while also capturing a significant share of these growing markets, and (3) maintain a leadership position, while reducing costs and increasing profitability, in our satellite and wireless communications markets. The principal elements of our strategy include:

•	Address Increasingly Larger Markets. We have focused on addressing larger markets since our inception. As we have grown our revenues, we are able to target larger opportunities and markets more credibly and more successfully. We consider several factors in selecting new market opportunities, including whether (1) there are meaningful entry barriers for new competitors (for example, specialized technologies or relationships), (2) the new market is the right size and consistent with our growth objectives, and (3) the customers in the market value our technology competence and focus, which makes us an attractive partner.

•	Evolve into Adjacent Technologies and Markets. We anticipate continued organic growth into adjacent technologies and markets. We seek to increase our share in the market segments we address by selling existing or customized versions of technologies we developed for one customer base to a different market — for instance, to different segments of the government market or between government and commercial markets. In addition, we seek to expand the breadth of technologies and products we offer by selling new, but related, technologies and products to existing customers.

•	Enhance International Growth. International revenues represented approximately 16% of our fiscal year 2009 revenue. We believe growth in international markets represents an attractive opportunity, as we believe our comprehensive offering of satellite communications products, systems and services will be attractive to government and commercial customers on an international basis. In addition, we expect that our WildBlue business will provide a platform for the provision of network management and back-office services to international providers of satellite broadband services, capitalizing on both the strength of WildBlue’s reputation in the satellite industry globally and WildBlue’s operational expertise with respect to the commercial provision of satellite broadband services.

•	Pursue Growth Through Strategic Alliances and Relationships. We have regularly entered into teaming arrangements with other government contractors to more effectively capture complex government programs, and we expect to continue to actively seek strategic relationships and ventures with companies whose financial, marketing, operational or technological resources can accelerate the introduction of new technologies and the penetration of new markets. We have also engaged in strategic relationships with companies that have innovative technologies and products, highly skilled personnel, market presence, or customer relationships and distribution channels that complement our strategy. We may continue to evaluate acquisitions of, or investments in, complementary companies, businesses, products or technologies to supplement our internal growth.

Our financial performance benefits from the stability of long-term contracts and the high visibility afforded through our funded backlog, which as of January 1, 2010 was $461.6 million. In addition, we possess sufficient scale to compete for major government and commercial contracts and benefit from R&D expenditures which are predominantly funded by our customers. We generated revenues of $628.2 million and net income (before adjustment for noncontrolling interests) of $38.3 million in fiscal year 2009.

Recent Developments

WildBlue Acquisition

On December 15, 2009, we consummated our acquisition of WildBlue, a leading Ka-band satellite broadband internet service provider. In connection with the acquisition, we paid approximately $442.7 million in cash and issued approximately 4.29 million shares of ViaSat common stock to WildBlue equity and debt holders (the WildBlue Investors). ViaSat retained approximately $64.7 million of WildBlue’s cash on hand. To finance in part the cash payment made to the WildBlue Investors, in October 2009 we issued $275.0 million in aggregate principal amount of 8.875% senior notes due 2016 (the Notes) and in December 2009 we borrowed $140.0 million under our revolving credit facility (the Credit Facility).

At the closing of the acquisition, certain of the WildBlue Investors who received shares of our common stock entered into lock-up agreements with us prohibiting any transfers for 60 days and restricting any transfers thereafter to daily and monthly sales limitations until November 6, 2010, subject to limited exceptions. On January 4, 2010, we repurchased approximately 250,000 of the shares of common stock issued to one of the WildBlue Investors. On January 27, 2010, we filed a resale shelf registration statement on Form S-3 registering the resale by the WildBlue Investors of 4.03 million shares of our common stock, representing the balance of the shares issued to the WildBlue Investors. The shares offered by the selling stockholders in this prospectus supplement constitute shares that were issued to the WildBlue Investors at the closing of the acquisition. In connection with this offering, we will waive the transfer restrictions included in the lock-up agreements executed in connection with the acquisition to permit the selling stockholders to participate in this offering, and each of the selling stockholders will be required to enter into a lock-up agreement prohibiting any transfers for a period expiring 45 days after the date of this prospectus supplement and will continue to be subject (along with certain other WildBlue Investors) to daily and monthly sales limitations thereafter until November 6, 2010, subject to limited exceptions.

Amendments to Credit Facility

On March 15, 2010, we amended the Credit Facility to, among other things, (1) increase the aggregate amount of letters of credit that may be issued from $25.0 million to $35.0 million, (2) permit us to request an increase in the revolving loan commitment under the Credit Facility of up to $90.0 million, (3) increase the basket for permitted indebtedness for capital lease obligations from $10.0 million to $50.0 million, (4) increase the maximum permitted leverage ratio and senior secured leverage ratio, (5) decrease the minimum permitted interest coverage ratio, and (6) increase certain baskets under the Credit Facility for permitted investments and capital expenditures. We are in discussions with the lenders under our Credit Facility and other parties, including an affiliate of Credit Suisse Securities (USA) LLC, to increase the size of the Credit Facility from $210.0 million to $275.0 million.

Corporate Information

We were incorporated in California in 1986 and reincorporated in Delaware in 1996. Our principal executive offices are located at 6155 El Camino Real, Carlsbad, California 92009, and our telephone number is (760) 476-2200.

The Offering

Issuer	ViaSat, Inc.

Common Stock Offered by Us	2,500,000 shares.

Common Stock Offered by the Selling Stockholders	3,000,000 shares.

Common Stock to Be Outstanding Immediately After This Offering	38,966,130 shares.

Underwriters’ Option to Purchase Additional Shares	The underwriters have a 30-day option to purchase up to an additional 375,000 shares from us and up to an additional 450,000 shares from the selling stockholders, in each case at the public offering price less the underwriting discounts and commissions.

NASDAQ Global Select Market Symbol	VSAT.

Use of Proceeds	Our net proceeds from this offering will be approximately $ million (approximately $ million if the underwriters’ option to purchase additional shares is exercised in full).

We plan to use the net proceeds we receive from this offering for general corporate purposes, which may include working capital, capital expenditures, financing costs related to the purchase, launch and operation of ViaSat-1 or any future satellite, or other potential acquisitions. See “Use of Proceeds” for additional information. Pending application of the net proceeds as described above, we may use all or a portion of the net proceeds to repay outstanding borrowings under our Credit Facility.

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Conflicts of Interest	An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under the Credit Facility and may receive a portion of the net proceeds from this offering. An affiliate of Credit Suisse Securities (USA) LLC is expected to become a lender under the Credit Facility prior to the completion of this offering. For more information, see “Conflicts of Interest.”

Risk Factors	An investment in our common stock involves risks. You should carefully consider the information set forth in the section of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

The number of shares of our common stock to be outstanding immediately after this offering is based on 36,466,130 shares outstanding as of January 1, 2010 and excludes as of that date:

•	5,120,577 shares issuable upon the exercise of stock options outstanding as of January 1, 2010, at a weighted average exercise price of $20.91 per share;

•	496,476 shares reserved for future issuance under our stock option plans as of January 1, 2010;

•	699,086 shares of common stock reserved for future issuance under our employee stock purchase plan as of January 1, 2010; and

•	up to 375,000 shares issuable by ViaSat upon exercise of the underwriters’ option to purchase additional shares.

Summary Historical and Pro Forma Financial Data

The following tables set forth our summary historical consolidated financial data for the periods presented, as well as unaudited pro forma combined financial data for the fiscal year ended April 3, 2009 and for the nine months ended January 1, 2010 that give effect to the WildBlue acquisition and the issuance of the Notes as if they had occurred on March 29, 2008. The summary consolidated financial data as of March 30, 2007, March 28, 2008 and April 3, 2009 and for the fiscal years ended March 30, 2007, March 28, 2008 and April 3, 2009 have been derived from and should be read together with our audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. The summary consolidated financial data for the nine months ended January 2, 2009 and January 1, 2010 and as of January 1, 2010 have been derived from and should be read together with our unaudited condensed consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented.

The unaudited pro forma combined financial data are derived from ViaSat’s audited consolidated statement of operations for the fiscal year ended April 3, 2009 and unaudited condensed consolidated statement of operations for the nine months ended January 1, 2010, and WildBlue’s audited consolidated statement of operations for the year ended December 31, 2008 and unaudited consolidated statement of operations for the nine months ended September 30, 2009. Accordingly, the unaudited pro forma combined financial data should not be considered illustrative of what our results of operations would have been had the WildBlue acquisition and the issuance of the Notes been completed on the dates indicated and does not purport to project our future results of operations. We therefore caution you not to place undue reliance on the unaudited pro forma combined financial data.

The results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. You should read the following tables together with our historical consolidated financial statements and the related notes incorporated by reference herein.

							Pro Forma
						Pro Forma	for Nine
						for Fiscal	Months
	Fiscal Year Ended			Nine Months Ended		Year Ended	Ended
	March 30,	March 28,	April 3,	January 2,	January 1,	April 3,	January 1,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)
	(In thousands, except per share data)

Consolidated statement of operations data:
Revenues	$516,566	$574,650	$628,179	$462,603	$475,438	$776,459	$600,618
Operating expenses:
Cost of revenues	380,092	413,520	446,824	329,100	333,690	567,689	408,173
Selling, general and administrative	69,896	76,365	98,624	72,986	90,259	137,567	117,038
Independent research and development	21,631	32,273	29,622	23,481	21,559	29,789	21,578
Amortization of acquired intangible assets	9,502	9,562	8,822	7,017	4,768	21,774	13,893
Loss on extinguishment of debt	—	—	—	—	—	15,639	—

Income from operations	35,445	42,930	44,287	30,019	25,162	4,001	39,936
Other income (expense):
Interest income	2,189	5,712	1,463	1,390	580	1,024	594
Interest expense	(448)	(557)	(509)	(316)	(2,530)	(27,400)	(10,067)
Other income (expense)	—	—	—	—	—	(2,141)	(1,651)

Income (loss) before income taxes	37,186	48,085	45,241	31,093	23,212	(24,516)	28,812
Provision (benefit) for income taxes(1)	6,755	13,521	6,794	4,822	2,765	(19,787)	4,473

Net income (loss)	30,431	34,564	38,447	26,271	20,447	(4,729)	24,339
Less: Net income (loss) attributable to the noncontrolling interest, net of tax	265	1,051	116	56	(243)	116	(243)

Net income (loss) attributable to ViaSat, Inc.	$30,166	$33,513	$38,331	$26,215	$20,690	$(4,845)	$24,582

							Pro Forma
						Pro Forma	for Nine
						for Fiscal	Months
	Fiscal Year Ended			Nine Months Ended		Year Ended	Ended
	March 30,	March 28,	April 3,	January 2,	January 1,	April 3,	January 1,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)
	(In thousands, except per share data)

Diluted net income (loss) per share attributable to ViaSat, Inc. common stockholders(2)	$.98	$1.04	$1.20	$.82	$.62	$(.14)	$.65
Shares used in computing diluted net income (loss) per share(3)	30,893	32,224	31,884	31,826	33,591	35,058	37,877

	Fiscal Year Ended			Nine Months Ended
	March 30,	March 28,	April 3,	January 2,	January 1,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands)

Consolidated cash flows and other financial data:
Net cash provided by operating activities	$66,741	$48,303	$61,942	$31,452	$57,863
Net cash used in investing activities	(23,022)	(35,173)	(126,147)	(93,862)	(468,270)
Net cash provided by financing activities	22,519	8,331	3,201	1,644	413,555

	As of
	April 3,	January 1,
	2009	2010
		(Unaudited)
	(In thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$63,491	$67,116
Restricted cash	—	2,148
Accounts receivable, net	164,106	185,601
Inventories	65,562	80,173
Property, equipment and satellites, net	170,225	612,331
Total assets	622,942	1,254,031
Line of credit	—	140,000
Long-term debt, net	—	271,677
Total liabilities	160,152	610,171
Total ViaSat, Inc. stockholders’ equity	458,748	640,061

	As of
	March 30,	March 28,	April 3,	January 1,
	2007	2008	2009	2010
	(Unaudited and in millions)

Backlog:(4)
Firm backlog
Government systems segment	$220.0	$206.8	$225.6	$207.5
Commercial networks segment	152.8	154.5	238.7	242.4
Satellite services segment	15.9	13.1	10.3	28.8

Total	$388.7	$374.4	$474.6	$478.7

Funded backlog
Government systems segment	$193.2	$186.1	$209.1	$190.4
Commercial networks segment	152.8	154.5	187.1	242.4
Satellite services segment	15.9	13.1	10.3	28.8

Total	$361.9	$353.7	$406.5	$461.6

Contract options	$39.3	$39.3	$25.6	$28.1

							Pro Forma
						Pro Forma	for Nine
				Nine Months		for Fiscal	Months
	Fiscal Year Ended			Ended		Year Ended	Ended
	March 30,	March 28,	April 3,	January 2,	January 1,	April 3,	January 1,
	2007	2008	2009	2009	2010	2009	2010
	(Unaudited and in thousands)

Other financial data:
Depreciation and amortization	$26,855	$28,041	$28,610	$21,887	$22,252	$88,217	$70,531
Capital expenditures	15,452	22,765	117,194	90,712	85,429	139,346	119,691
EBITDA(5)	62,035	69,920	72,781	51,850	47,657	89,961	109,059
Adjusted EBITDA(5)	67,022	77,043	82,618	59,431	65,831	96,167	120,112

(1)	Our effective tax rate for each period reflects, among other factors, the status of the federal research and development tax credit. The expiration and subsequent reinstatement (including the terms of the reinstatement) of, and the amount of eligible research and development expenses permitted by, such tax credits in different periods impacts our effective tax rate for the periods presented.

(2)	To supplement our consolidated financial statements presented in accordance with GAAP, we use non-GAAP net income attributable to ViaSat, Inc., a measure we believe is appropriate to enhance an overall understanding of our past financial performance and prospects for the future. Non-GAAP net income attributable to ViaSat, Inc. excludes the effects of acquisition charges (amortization of acquired intangible assets and acquisition-related expenses) and non-cash stock-based compensation expenses, net of tax. We believe the non-GAAP results provide useful information to both management and investors by excluding specific expenses that we believe are not indicative of our core operating results. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting and facilitates comparisons to the company’s historical operating results. Further, these non-GAAP results are among the primary indicators that management uses as a basis for planning and forecasting in future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP.

						Pro	Pro
						Forma	Forma
						for Fiscal	for Nine
						Year	Months
	Fiscal Year Ended			Nine Months Ended		Ended	Ended
	March 30,	March 28,	April 3,	January 2,	January 1,	April 3,	January 1,
	2007	2008	2009	2009	2010	2009	2010
	(Unaudited and in thousands, except per share data)

Non-GAAP net income attributable to ViaSat, Inc.:
GAAP net income (loss) attributable to ViaSat, Inc.	$30,166	$33,513	$38,331	$26,215	$20,690	$(4,845)	$24,582

Add/subtract:
Amortization of acquired intangible assets	9,502	9,562	8,822	7,017	4,768	21,774	13,893
Acquisition-related expenses	—	—	—	—	9,762	—	—
Stock-based compensation expense	4,987	7,123	9,837	7,581	8,412	6,206	11,053
Income tax effect	(5,564)	(6,382)	(7,047)	(5,509)	(6,170)	(10,775)	(9,567)

Non-GAAP net income attributable to ViaSat, Inc.	$39,091	$43,816	$49,943	$35,304	$37,462	$12,360	$39,961

Non-GAAP diluted net income per share attributable to ViaSat, Inc. common stockholders	$1.27	$1.36	$1.57	$1.11	$1.12	$.34	$1.06
Shares used in computing diluted net income per share	30,893	32,224	31,884	31,826	33,591	36,170	37,877

(3)	As the pro forma financial information for the fiscal year ended April 3, 2009 results in a net loss, the weighted-average number of shares used for diluted earnings per share is the same, as diluted shares would be anti-dilutive.

(4)	Firm backlog comprises only those orders for which we have accepted purchase orders (both funded and unfunded), and does not include contract options. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Backlog is not necessarily indicative of future sales. A majority of our contracts, including with respect to funded backlog, can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

(5)	EBITDA represents net income (loss) attributable to ViaSat, Inc. before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the effects of non-cash stock-based compensation expense and acquisition-related expenses. We believe that the presentation of EBITDA and adjusted EBITDA included in this prospectus supplement provides useful information to investors with which to analyze our operating trends and performance and ability to service and incur debt. Further, we believe EBITDA and adjusted EBITDA facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of property, plant and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as an alternative to net income as a measure of performance or to net cash flows provided by (used in) operations as a measure of liquidity. In addition, other companies may define EBITDA and adjusted EBITDA differently and, as a result, our measures of EBITDA and adjusted EBITDA may not directly comparable to EBITDA or adjusted EBITDA of other companies. Furthermore, EBITDA and adjusted EBITDA each has limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA and adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments,

•	EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA and adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt,

•	EBITDA and adjusted EBITDA do not reflect our provision for income taxes, which may vary significantly from period to period, and

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements.

Because of these limitations, EBITDA and adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and adjusted EBITDA only supplementally. You are cautioned not to place undue reliance on EBITDA or adjusted EBITDA.

The following table reconciles EBITDA and adjusted EBITDA to net income attributable to ViaSat, Inc., which we consider to be the most directly comparable GAAP financial measure to EBITDA and adjusted EBITDA:

						Pro	Pro
						Forma	Forma
						for Fiscal	for Nine
				Nine Months		Year	Months
	Fiscal Year Ended			Ended		Ended	Ended
	March 30,	March 28,	April 3,	January 2,	January 1,	April 3,	January 1,
	2007	2008	2009	2009	2010	2009	2010
	(Unaudited and in thousands)

Reconciliation:
Net income (loss) attributable to ViaSat, Inc.	$30,166	$33,513	$38,331	$26,215	$20,690	$(4,845)	$24,582
Add:
Provision (benefit) for income taxes	6,755	13,521	6,794	4,822	2,765	(19,787)	4,473
Interest expense, net	(1,741)	(5,155)	(954)	(1,074)	1,950	26,376	9,473
Depreciation and amortization	26,855	28,041	28,610	21,887	22,252	88,217	70,531

EBITDA	$62,035	69,920	72,781	51,850	47,657	89,961	109,059

Add:
Non-cash stock-based compensation expense	4,987	7,123	9,837	7,581	8,412	6,206	11,053
Acquisition-related expenses	—	—	—	—	9,762	—	—

Adjusted EBITDA	$67,022	77,043	82,618	59,431	65,831	96,167	120,112

Risk Factors

You should carefully consider, along with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, the specific factors set forth under “Risk Factors” before you decide to purchase shares of our common stock.

RISK FACTORS

Investment in the shares of common stock offered pursuant to this prospectus supplement and the accompanying prospectus involves risks. In addition to the information presented in this prospectus supplement and the accompanying prospectus and the risk factors in our most recent Annual Report on Form 10-K and our other filings under the Exchange Act that are incorporated by reference in this prospectus supplement and the accompanying prospectus, you should consider carefully the following risk factors before deciding to purchase our common stock.

Risks Related to this Offering

Future Sales of Our Common Stock Could Lower Our Stock Price and Dilute Existing Stockholders

We may, in the future, sell additional shares of common stock in subsequent public or private offerings. In March 2010, we filed a universal shelf registration statement with the SEC for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants and rights. The securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

We may also issue additional shares of common stock to finance future acquisitions through the use of equity. For example, during the third quarter of fiscal year 2010 we issued approximately 4.29 million shares of our common stock to the WildBlue Investors in connection with our acquisition of WildBlue, certain of which entered into lock-up agreements with us prohibiting any transfers for 60 days and restricting any transfers thereafter to daily and monthly sales limitations until November 6, 2010, subject to limited exceptions. Sales of such shares could cause our stock price to decrease. Additionally, a substantial number of shares of our common stock are available for future sale pursuant to stock options, warrants or issuance pursuant to our 1996 Equity Participation Plan of ViaSat, Inc. and the ViaSat, Inc. Employee Stock Purchase Plan. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options and warrants or in connection with acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. In addition, these sales may be dilutive to existing stockholders.

In connection with this offering, our executive officers and directors entered into lock-up agreements restricting the sale of their shares for no less than 60 days following the date of this prospectus supplement, subject to extension in certain circumstances. The selling stockholders entered into lock-up agreements restricting the sale of their shares for no less than 45 days following the date of this prospectus supplement, subject to extension in certain circumstances. However, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the underwriters, may at any time release all or a portion of the common stock subject to the foregoing lock-up provisions. In addition, we may at any time waive some or all of the sale limitations restricting transfers of our common stock by the selling stockholders and other WildBlue Investors under the lock-up agreements that they entered into with us at the closing of the WildBlue acquisition. When determining whether or not to release shares subject to a lock-up agreement, we, in the case of the lock-up agreements relating to the WildBlue acquisition, and the representatives of the underwriters, in the case of the lock-up agreements relating to this offering, will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and the possible impact of the release of the shares on the market price of our common stock. If the restrictions under such agreements are waived, the affected common stock may be available for sale into the market, which could adversely affect the market price of our common stock.

We Expect Our Stock Price to Be Volatile, and You May Lose All or Some of Your Investment

The market price of our common stock has been volatile in the past. For example, since April 2, 2001, the market price of our common stock has ranged from $3.91 to $36.49. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:

•	quarterly variations in operating results and announcements of innovations;

•	new products, services and strategic developments by us or our competitors;

•	developments in our relationships with our customers, distributors and suppliers;

•	regulatory developments;

•	changes in our revenues, expense levels or profitability;

•	changes in financial estimates and recommendations by securities analysts;

•	failure to meet the expectations of securities analysts;

•	changes in the satellite and wireless communications and secure networking industries; and

•	changes in the economy.

Any of these events may cause the market price of our common stock to fall. In addition, the stock market in general and the market prices for technology companies in particular have experienced significant volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.

Our Management has Broad Discretion over the Use of Proceeds From This Offering, and We May Not Use the Proceeds Effectively

Our management will have broad discretion over the use of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to use these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

Our Executive Officers and Directors Own a Large Percentage of Our Common Stock and Exert Significant Influence over Matters Requiring Stockholder Approval

As of March 16, 2010, our executive officers and directors and their affiliates beneficially owned an aggregate of approximately 14% of our common stock. Accordingly, these stockholders may be able to substantially influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Circumstances may arise in which the interests of these stockholders could conflict with the interests of our other stockholders. These stockholders could delay or prevent a change in control of ViaSat even if such a transaction would be beneficial to our other stockholders.

We Have Implemented Anti-Takeover Provisions that Could Prevent an Acquisition of Our Business at a Premium Price

Some of the provisions of our certificate of incorporation, our bylaws and Delaware law could discourage, delay or prevent an acquisition of our business, even if a change in control of ViaSat would be beneficial to the interests of our stockholders and was made at a premium price. These provisions:

•	permit the board of directors to increase its own size and fill the resulting vacancies;

•	provide for a board comprised of three classes of directors with each class serving a staggered three-year term;

•	authorize the issuance of blank check preferred stock in one or more series; and

•	prohibit stockholder action by written consent.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

Risks Related to Our Business and Industry

Owning and Operating Satellites Involve Considerable Risks

In December 2009, we acquired WildBlue and, as a result of such acquisition, we now own and operate WildBlue’s Ka-band satellite (WildBlue-1) and hold an exclusive lifetime lease of Ka-band capacity on Telesat Canada’s Anik F2 satellite in the contiguous United States. In January 2008, we executed an agreement to purchase ViaSat-1, our new high-capacity broadband satellite. We currently plan to launch ViaSat-1 in early 2011 and introduce service on this satellite later in 2011. We may acquire or use one or more additional satellites in the future. We also plan to develop next generation broadband ground infrastructure and terminals for use with these satellites. If we are unable to continue to operate WildBlue-1, or have manufactured or successfully launch a satellite in a timely manner or at all, as a result of any of the following risks or otherwise, we may be unable to realize the anticipated benefits from our satellite and associated services business, and our business, financial condition and results of operations could be materially adversely affected:

•	Business Plan. We may be unsuccessful in implementing our business plan for the WildBlue business and our satellite services segment as a whole, or we may not be able to achieve the revenue that we expect from our satellite services segment. A failure to attract a sufficient number of distributors or customers would result in lower revenues than anticipated.

•	In-Orbit Risks. The WildBlue-1 satellite and Telesat Canada’s Anik F2 satellite supporting our WildBlue business are, and any future satellite we acquire will be, subject to potential satellite failures or performance degradations. Satellites are subject to in-orbit risks including malfunctions, commonly referred to as anomalies, interference from electrostatic storms, and collisions with meteoroids, decommissioned spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space. To the extent there is an anomaly or other in-orbit failure with respect to WildBlue-1, Anik F2, ViaSat-1 or any other satellite we may acquire or use, this could have a material adverse effect on our operations and our relationships with current customers and distributors, and we may not have or be able to finance or procure a replacement satellite or backup transponder capacity on reasonable economic terms or at all.

•	Cost and Schedule Risks. The cost of completing satellites and developing the associated next generation SurfBeam 2® ground infrastructure may be more than we anticipate and there may be delays in completing satellites and SurfBeam 2 infrastructure within the expected timeframe. We may be required to spend in excess of our current forecast for the completion, launch and launch insurance of ViaSat-1, or for the development associated with the SurfBeam 2 equipment. The construction and launch of satellites are often subject to delays, including satellite and launch vehicle construction delays, cost overruns, periodic unavailability of reliable launch opportunities and delays in obtaining regulatory approvals. If the satellite construction schedule is not met, there may be even further delays because there can be no assurance that a launch opportunity will be available at the time the satellite is ready to be launched, and we may not be able to obtain or maintain regulatory authority or International Telecommunication Union (ITU) priority necessary to implement the satellite as proposed.

•	Launch Risks. There are risks associated with the launch of satellites, including launch failure, damage or destruction during launch and improper orbital placement. Launch vehicles may under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take up to 36 months, and obtain other launch opportunities. The overall historical loss rate in the satellite industry for all launches of commercial satellites in fixed orbits in the last five years is estimated by some industry participants to be approximately 10% but could at any time be higher.

•	Satellite Life. Our ability to earn revenue depends on the usefulness of WildBlue-1, ViaSat-1, Anik F2 and any other satellite we may acquire in the future. Each satellite has a limited useful life. The period of time during which a satellite is expected to function in accordance with its specifications is referred to as such satellite’s design life. The design life of ViaSat-1 is 15 years from launch. The design life of WildBlue-1 was 12 years from launch, ending in 2019, and the design life of Telesat Canada’s Anik F2 satellite was 15 years from launch, ending in 2019. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their design and construction, the durability of their component parts and back-up units, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, the remaining on-board fuel following orbit insertion, the occurrence of any anomaly or series of anomalies affecting the satellite, and the launch risks and in-orbit risks described above. There can be no assurance that the actual useful life of ViaSat-1, WildBlue-1, Anik F2 or any other satellite that we may acquire will equal its design life. In addition, continued improvements in satellite technology may make obsolete ViaSat-1 or any other satellite we may acquire prior to the end of its life.

•	Insurance Risks. We currently hold in-orbit insurance for WildBlue-1 and Anik F2 and launch insurance for ViaSat-1, and intend to seek in-orbit insurance for ViaSat-1 as well as for any satellite we may acquire, but we may not be able to obtain insurance, or renew existing insurance, on reasonable economic terms or at all. If we are able to obtain or renew our insurance, it will contain customary exclusions and will not likely cover the full cost of constructing and launching or replacing the satellites, nor will it cover business interruptions or similar losses. In addition, the occurrence of any anomalies on other satellites, including other Ka-band satellites, or any failures of a satellite using similar components or failures of a similar launch vehicle to the launch vehicle we expect to use to launch ViaSat-1, may materially adversely affect our ability to insure the satellites at commercially reasonable premiums, if at all.

•	Joint Venture Risks. We may own or operate future satellites through joint ventures that we do not control. If we were to enter into any such joint venture, we would be exposed to certain risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. In addition, our operating results would be affected by the performance of businesses over which we do not exercise unilateral control and, if any other members of such joint venture were to file for bankruptcy or otherwise fail to perform its obligations or to manage the joint venture effectively, this could cause us to lose our investment in any such joint venture entity.

Satellite Failures or Degradations in Satellite Performance Could Affect Our Business, Financial Condition and Results of Operations

We utilize capacity on our WildBlue-1 satellite and Telesat Canada’s Anik F2 satellite to support our WildBlue® service. Satellites are subject to in-orbit risks including malfunctions, commonly referred to as anomalies, interference from electrostatic storms, and collisions with meteoroids, decommissioned spacecraft or other space debris. Anomalies occur as a result of various factors, such as satellite manufacturing errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space. If any of the foregoing were to occur on either WildBlue-1 or Anik F2, this could have a material adverse effect on our operations, our ability to generate revenues in our satellite services segment, and our relationships with current customers and distributors, as well as our ability to attract new customers for our satellite broadband services. Anomalies may also reduce the expected useful life of a satellite, thereby creating additional expenses due to the need to provide replacement or backup capacity and potentially reduce revenues if service is interrupted on the satellites we utilize. We may not be able to obtain backup transponder capacity or a replacement satellite on reasonable economic terms or at all. In addition, an increased frequency of anomalies could impact market acceptance of our services.

We May be Unable to Obtain or Maintain Required Authorizations or Contractual Arrangements

Governmental authorizations are required in connection with the products and services that we provide. In order to maintain these authorizations, compliance with specific conditions of those authorizations, certain laws and regulations, and the payment of annual regulatory fees may be required. Failure to comply with such requirements, or comply in a timely manner, could lead to the loss of such authorizations and could have a material adverse impact on our business, financial condition or results of operations. We currently hold authorizations to, among other things, operate various satellite earth stations, including but not limited to user terminals, “gateway” facilities, and network hubs. While we anticipate that these licenses will be renewed in the ordinary course, or replaced by licenses covering more advanced facilities, we can provide no assurance that this will be the case. The inability to timely obtain required authorizations for future operations could delay or preclude our provision of new products and services. Further, changes to the regulations under which we operate could adversely affect our ability to obtain or maintain authorizations. Either circumstance could have a material adverse impact on our business.

Our operations also rely upon authorizations held by other entities with which we have contractual arrangements. The failure of those entities to maintain their respective authorizations, or the termination or expiration of our contractual arrangements with those entities, could have a material adverse impact on our business. For example, in order to provide our WildBlue service, we use Ka-band capacity on the Anik F2 satellite under an agreement with Telesat Canada, and we may do so until the end of the useful life of that satellite. Telesat Canada operates that satellite under authority granted to it by the government of Canada. We also currently use the WildBlue-1 satellite, which we own, and which is co-located with Anik F2 under authority granted to Telesat Canada by the government of Canada, and pursuant to an agreement we have with Telesat Canada that expires upon the end of the useful life of Anik F2. While the end of the useful life of Anik F2 is not expected to occur before 2019, there can be no assurance that will be the case. We also intend to use our ViaSat-1 satellite, which is expected to be launched in 2011, to provide WildBlue service. That satellite will operate under authority granted to ManSat Limited by the governments of the Isle of Man and the United Kingdom, and pursuant to contractual arrangements we have with ManSat Limited that extend past the expected useful life of ViaSat-1. The failure of Telesat Canada or ManSat Limited to maintain their respective authorizations, or the termination or expiration of our contractual arrangements with those entities (including as a result of the premature end of life of Anik F2), could require us to seek alternative satellite capacity for our customers, which may not be available, or which may require the costly and time-consuming process of repointing the antennas of our customers.

Our Operating Results Are Difficult to Predict and the Trading Price of Our Common Stock May Be Volatile

Our operating results have varied significantly from quarter to quarter in the past and may continue to do so in the future. The factors that cause our quarter-to-quarter operating results to be unpredictable include:

•	a complex and lengthy procurement process for most of our customers or potential customers;

•	changes in the levels of research and development spending, including the effects of associated tax credits;

•	cost overruns on fixed-price development contracts;

•	the difficulty in estimating costs over the life of a contract, which may require adjustment in future periods;

•	the timing, quantity and mix of products and services sold;

•	price discounts given to some customers;

•	market acceptance and the timing of availability of our new products;

•	the timing of customer payments for significant contracts;

•	one-time charges to operating income arising from items such as acquisition expenses, impairment of assets and write-offs of assets related to customer non-payments or obsolescence;

•	the failure to receive an expected order or a deferral of an order to a later period; and

•	general economic and political conditions.

Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations and financial condition that could adversely affect our stock price. In addition, it is likely that in one or more future quarters our results may fall below the expectations of analysts and investors, which would likely cause the trading price of our common stock to decrease.

Our Reliance on U.S. Government Contracts Exposes Us to Significant Risks

Our government systems segment revenues were approximately 62% of our revenues in fiscal year 2009, 56% of our revenues in fiscal year 2008 and 54% of our revenues in fiscal year 2007, and were derived from U.S. government applications. Therefore, any significant disruption or deterioration of our relationship with the U.S. government would significantly reduce our revenue. U.S. government business exposes us to various risks, including:

•	unexpected contract or project terminations or suspensions;

•	unpredictable order placements, reductions or cancellations;

•	reductions or delays in government funds available for our projects due to government policy changes, budget cuts or delays and contract adjustments;

•	the ability of competitors to protest contractual awards;

•	penalties arising from post-award contract audits;

•	the reduction in the value of our contracts as a result of the routine audit and investigation of our costs by U.S. government agencies;

•	higher-than-expected final costs, particularly relating to software and hardware development, for work performed under contracts where we commit to specified deliveries for a fixed price;

•	limited profitability from cost-reimbursement contracts under which the amount of profit is limited to a specified amount;

•	unpredictable cash collections of unbilled receivables that may be subject to acceptance of contract deliverables by the customer and contract close-out procedures, including government approval of final indirect rates;

•	competition with programs managed by other government contractors for limited resources and for uncertain levels of funding;

•	changes in governmental procurement legislation and regulations and other policies that may reflect military and political developments;

•	significant changes in contract scheduling or program structure, which generally result in delays or reductions in deliveries; and

•	intense competition for available U.S. government business necessitating increases in time and investment for design and development.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. government contracts. Government contract laws and regulations affect how we do business with our customers and, in some instances, impose added costs on our business, including the establishment of compliance procedures. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of our contracts or debarment from bidding on contracts.

Our total funded backlog was $461.6 million at January 1, 2010. Substantially all of our U.S. government backlog scheduled for delivery can be terminated at the convenience of the U.S. government because our contracts with the U.S. government typically provide that orders may be terminated with limited or no penalties. If we are unable to address any of the risks described above, or if we were to lose all or a substantial portion of our sales to the U.S. government, it could materially harm our business and impair the value of our common stock.

The funding of U.S. government programs is subject to congressional appropriations. Congress generally appropriates funds on a fiscal year basis even though a program may extend over several fiscal years. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress makes further appropriations. In the event that appropriations for one of our programs become unavailable, or are reduced or delayed, our contract or subcontract under such program may be terminated or adjusted by the government, which could have a negative impact on our future sales under such contract or subcontract. From time to time, when a formal appropriation bill has not been signed into law before the end of the U.S. government’s fiscal year, Congress may pass a continuing resolution that authorizes agencies of the U.S. government to continue to operate, generally at the same funding levels from the prior year, but does not authorize new spending initiatives, during a certain period. During such period (or until the regular appropriation bills are passed), delays can occur in procurement of products and services due to lack of funding, and such delays can affect our results of operations during the period of delay.

Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government

As a government contractor, we are subject to routine audits and investigations by the U.S. government agencies such as the Defense Contracting Management Agency (DCMA) and the Defense Contract Audit Agency (DCAA). These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of and a contractor’s compliance with its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension, or prohibition from doing business with the U.S. government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us.

The Recent Global Business Environment Could Negatively Affect Our Business, Results of Operations and Financial Condition

Our business and operating results have been and will continue to be affected by worldwide economic conditions. The banking system and financial markets have been experiencing unprecedented levels of volatility and disruption. The possibility that certain financial institutions may go out of business has resulted in a tightening of the credit markets, lower levels of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. This market turmoil and the recent disruptions in the credit markets have led to reduced levels of capital expenditures, an increase in commercial and consumer delinquencies, rising unemployment, declining consumer and business confidence, bankruptcies and a widespread reduction of business activity generally. These conditions, combined with continued concerns about the systemic impact of potential long- term and widespread economic recession, volatile energy costs, geopolitical issues, unstable housing and mortgage markets, labor and healthcare costs, and other macroeconomic factors affecting spending behavior have contributed to diminished expectations for the U.S. and global economy.

The current economic environment may materially adversely affect our business and financial performance in a number of ways. As a result of slowing global economic growth, our customers may experience deterioration of their businesses, cash flow shortages, difficulty obtaining financing or insolvency. Existing or potential customers may reduce or postpone spending in response to tighter credit, negative financial news or declines in income or asset values, which could have a material negative effect on the demand for our products and services. Potential effects of the credit crisis on our business include: the insolvency of key suppliers resulting in product delays, the inability of vendors to fulfill their obligations to us, the inability of customers to obtain credit to finance purchases of our products, customer insolvencies and failure of derivative counterparties and other financial institutions negatively impacting our treasury operations. If the global economic slowdown continues for a significant period or there is significant further deterioration in the U.S. or global economy, our results of operations, financial position and cash flows could be materially adversely affected.

General economic conditions have significantly affected the ability of many companies to raise additional funding in the capital markets. For example, U.S. credit markets have experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive and resulting in the general unavailability of many forms of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing indebtedness in the future on favorable terms or at all. These general economic conditions have also adversely affected the trading prices of equity securities of many U.S. companies, including ViaSat, and could significantly limit our ability to raise additional capital through the issuance of common stock, preferred stock or other equity securities. If we require additional capital to fund any activities we elect to pursue in addition to our current business expansion efforts and were unable to obtain such capital on terms that we found acceptable or at all, we would likely reduce our investments in such activities or re-direct capital otherwise available for our business expansion efforts. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

A Significant Portion of Our Revenues Is Derived from a Few of Our Contracts

A small number of our contracts account for a significant percentage of our revenues. Our largest revenue producing contracts are related to our tactical data links products, including our Multifunctional Information Distribution System (MIDS) terminals, which generated approximately 21% of our revenues in fiscal year 2009, 24% of our revenues in fiscal year 2008 and 23% of our revenues in fiscal year 2007. Our five largest contracts generated approximately 35% of our revenues in fiscal year 2009, 44% of our revenues in fiscal year 2008 and 46% of our revenues in fiscal year 2007. Further, we derived approximately 6% of our revenues in fiscal year 2009, 7% of our revenues in fiscal year 2008 and 15% of our revenues in fiscal year 2007 from sales of enterprise communications networks. The failure of these customers to place additional orders or to maintain these contracts with us for any reason, including any downturn in their business or financial condition or our inability to renew our contracts with these customers or obtain new contracts when they expire, could materially harm our business and impair the value of our common stock. WildBlue, which we acquired in December 2009, generated approximately 8% of our revenues in fiscal year 2009 in its capacity as our customer.

A number of our commercial customers have in the past, and may in the future, experience financial difficulties. Many of our commercial customers face risks that are similar to those we encounter, including risks associated with market growth, product defects, acceptance by the market of products and services, and the ability to obtain sufficient capital. Further, many of our customers that provide satellite-based services (including Telesat, Intelsat, Thaicom and Eutelsat) could be materially affected by a satellite failure as well as by partial satellite failure, satellite performance degradation, satellite manufacturing errors and other failures resulting from operating satellites in the harsh environment of space. We cannot assure you that our customers will be successful in managing these risks. If our customers do not successfully manage these types of risks, it could impair our ability to generate revenues and collect amounts due from these customers and materially harm our business. Major communications infrastructure programs, such as proposed satellite communications systems, are important sources of our current and planned future revenues. We also participate in a number of defense programs. Programs of these types often cannot proceed unless the customer can raise substantial funds from either governmental or private sources. As a result, our expected revenues can be adversely affected by political developments or by conditions in private and public capital markets. They can also be adversely affected if capital markets are not receptive to a customer’s proposed business plans.

Our Development Contracts May Be Difficult for Us to Comply with and May Expose Us to Third-Party Claims for Damages

We are often party to government and commercial contracts involving the development of new products. We derived approximately 20% of our revenues in both fiscal years 2009 and 2008, and 24% of our revenues in fiscal year 2007 from these development contracts. These contracts typically contain strict performance obligations and project milestones. We cannot assure you we will comply with these performance obligations or meet these project milestones in the future. If we are unable to comply with these performance obligations or meet these milestones, our customers may terminate these contracts and, under some circumstances, recover damages or other penalties from us. We are not currently, nor have we always been, in compliance with all outstanding performance obligations and project milestones in our contracts. We cannot assure you that the other parties to any such contract will not terminate the contract or seek damages from us. If other parties elect to terminate their contracts or seek damages from us, it could materially harm our business and impair the value of our common stock.

Our Success Depends on the Investment in and Development of New Satellite and Wireless Communications and Secure Networking Products and Our Ability to Gain Acceptance of these Products

The wireless and satellite communications and secure networking markets are subject to rapid technological change, frequent new and enhanced product introductions, product obsolescence and changes in user requirements. Our ability to compete successfully in these markets depends on our success in applying our expertise and technology to existing and emerging satellite and wireless communications and secure networking markets, as well as our ability to successfully develop, introduce and sell new products and enhancements on a timely and cost-effective basis that respond to ever-changing customer requirements, which depends on several factors, including:

•	our ability to enhance our offerings by adding innovative features that differentiate our offerings from those of our competitors;

•	successful integration of various elements of our complex technologies and system architectures;

•	timely completion and introduction of new product designs;

•	achievement of acceptable product costs;

•	timely and efficient implementation of our manufacturing and assembly processes and cost reduction efforts;

•	establishment of close working relationships with major customers for the design of their new wireless communications systems incorporating our products;

•	development of competitive products and technologies by competitors;

•	marketing and pricing strategies of our competitors with respect to competitive products; and

•	market acceptance of our new products.

We cannot assure you our product or technology development efforts for communications products will be successful or any new products and technologies we develop, will achieve sufficient market acceptance. We may experience difficulties that could delay or prevent us from successfully selecting, developing, manufacturing or marketing new products or enhancements and these efforts could divert our attention and resources from other projects, and we cannot be sure that such efforts and expenditures will ultimately lead to the timely development of new offerings and technologies. Due to the design complexity of our products, we may in the future experience delays in completing the development and introduction of new products. Any delays could result in increased costs of development or deflect resources from other projects. In addition, defects may be found in our products after we begin deliveries that could result in the delay or loss of market acceptance. If we are unable to design, manufacture, integrate and market profitable new products for existing or emerging communications markets, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock.

In addition, we believe that significant investments in next generation broadband satellites and associated infrastructure will be required for satellite-based technologies to compete more effectively with terrestrial-based technologies in the consumer and enterprise markets. We are constantly evaluating the opportunities and investments related to the development of these next generation broadband systems. In the event we determine to make a significant investment in the development of such next generation systems, it may require us to undertake debt financing and/or the issuance of additional equity, which could expose us to increased risks and impair the value of our common stock. In addition, if we are unable to effectively or profitably design, manufacture, integrate and market such next generation technologies, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock.

Because Our Products Are Complex and Are Deployed in Complex Environments, Our Products May Have Defects that We Discover Only After Full Deployment, which Could Seriously Harm Our Business

We produce highly complex products that incorporate leading-edge technology, including both hardware and software. Software typically contains defects or programming flaws that can unexpectedly interfere with expected operations. In addition, our products are complex and are designed to be deployed across complex networks. Because of the nature of these products, there is no assurance that our pre-shipment testing programs will be adequate to detect all defects. As a result, our customers may discover errors or defects in our hardware or software or our products may not operate as expected after they have been fully deployed. If we are unable to cure a product defect, we could experience damage to our reputation, reduced customer satisfaction, loss of existing customers and failure to attract new customers, failure to achieve market acceptance, cancellation of orders, loss of revenue, reduction in backlog and market share, increased service and warranty costs, diversion of development resources, legal actions by our customers, product returns or recalls, issuance of credit to customers and increased insurance costs. Defects, integration issues or other performance problems in our products could also result in financial or other damages to our customers. Our customers could seek damages for related losses from us, which could seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly. The occurrence of any of these problems would seriously harm our business, financial condition and results of operations.

We May Experience Losses from Our Fixed-Price Contracts

Approximately 86% of our revenues in both fiscal years 2009 and 2008, and 84% of our revenues in fiscal year 2007 were derived from government and commercial contracts with fixed prices. These contracts carry the risk of potential cost overruns because we assume all of the cost burden. We assume greater financial risk on fixed-price contracts than on other types of contracts because if we do not anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract, it may significantly reduce our net profit or cause a loss on the contract. In the past, we have experienced significant cost overruns and losses on fixed-price contracts. Because many of these contracts involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, problems with our suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. We believe a high percentage of our contracts will be at fixed prices in the future. Although we attempt to accurately estimate costs for fixed-price contracts, we cannot assure you our estimates will be adequate or that substantial losses on fixed-price contracts will not occur in the future. If we are unable to address any of the risks described above, it could materially harm our business, financial condition and results of operations, and impair the value of our common stock.

Our Reliance on a Limited Number of Third Parties to Manufacture and Supply Our Products and the Components Contained therein Exposes Us to Various Risks

Our internal manufacturing capacity is limited and we do not intend to expand our capability in the foreseeable future. We rely on a limited number of contract manufacturers to produce our products and expect to rely increasingly on these manufacturers in the future. In addition, some components, subassemblies and services necessary for the manufacture of our products are obtained from a sole source supplier or a limited group of suppliers.

Our reliance on contract manufacturers and on sole source suppliers or a limited group of suppliers involves several risks. We may not be able to obtain an adequate supply of required components, and our control over the price, timely delivery, reliability and quality of finished products may be reduced. The process of manufacturing our products and some of our components and subassemblies is extremely complex. We have in the past experienced and may in the future experience delays in the delivery of and quality problems with products and components and subassemblies from vendors. Some of the suppliers we rely upon have relatively limited financial and other resources. Some of our vendors have manufacturing facilities in areas that may be prone to natural disasters and other natural occurrences that may affect their ability to perform and deliver under our contract. If we are not able to obtain timely deliveries of components and subassemblies of acceptable quality or if we are otherwise required to seek alternative sources of supply or to substitute alternative technology, or to manufacture our finished products or components and subassemblies internally, our ability to satisfactorily and timely complete our customer obligations could be negatively impacted which could result in reduced sales, termination of contracts and damage to our reputation and relationships with our customers. This failure could also result in a customer terminating our contract for default. A default termination could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, a delay in our ability to obtain components and equipment parts from our suppliers may affect our ability to meet our customers’ needs and may have an adverse effect upon our profitability.

The Markets We Serve Are Highly Competitive and Our Competitors May Have Greater Resources than We Have

The wireless and satellite communications and secure networking industries are highly competitive and competition is increasing. In addition, because the markets in which we operate are constantly evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and who may introduce new competing technologies, products or services into our markets. Currently, we face substantial competition from domestic and international wireless, satellite and terrestrial-based communications service providers in the commercial and government industries, including BAE Systems, General Dynamics, Gilat, Harris, Hughes Communications, iDirect Technologies, L-3 Communications and Rockwell Collins. Many of our competitors and potential competitors have significant competitive advantages, including strong customer relationships, more experience with regulatory compliance, greater financial and management resources, control over central communications networks and access to technologies not available to us. In addition, some of our customers continuously evaluate whether to develop and manufacture their own products and could elect to compete with us at any time. Our ability to compete may be adversely affected by limits on our capital resources and our ability to invest in maintaining and expanding our market share.

Any Failure to Successfully Integrate the WildBlue Acquisition and any Future Strategic Acquisitions Could Adversely Affect Our Business

Our future performance will depend in part on whether we can successfully integrate our recently acquired WildBlue business with our satellite services segment in an effective and efficient manner. Integrating our satellite services segment with the WildBlue business will be a complex, time-consuming and expensive process and involve a number of risks and uncertainties. In addition, in order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, other strategic acquisitions that involve significant risks and uncertainties. The risks and uncertainties relating to the WildBlue acquisition and future acquisitions include:

•	the difficulty in integrating the WildBlue business and any other newly acquired businesses and operations in an efficient and effective manner;

•	the challenges in achieving strategic objectives, cost savings and other benefits expected from the WildBlue acquisition and any future acquisitions;

•	the risk of diverting our resources and the attention of our senior management from the operations of our business;

•	additional demands on management related to the increase in the size and scope of our company following the acquisition;

•	the risk that our markets do not evolve as anticipated and the technologies acquired do not prove to be those needed to be successful in those markets;

•	difficulties in combining corporate cultures;

•	difficulties in the assimilation and retention of key employees;

•	difficulties in maintaining relationships with present and potential customers, distributors and suppliers of the acquired business;

•	costs and expenses associated with any undisclosed or potential liabilities of WildBlue or any future acquired business;

•	difficulties in converting the acquired business information systems to our systems;

•	delays, difficulties or unexpected costs in the integration, assimilation, implementation or modification of platforms, systems, functions, technologies and infrastructure to support the combined business, as well as maintaining uniform standards, controls (including internal accounting controls), procedures and policies;

•	the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses;

•	the risks of entering markets in which we have less experience; and

•	the risks of potential disputes concerning indemnities and other obligations that could result in substantial costs.

Mergers and acquisitions are inherently risky and subject to many factors outside of our control, and we cannot be certain that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. We do not know whether we will be able to successfully integrate the businesses, products, technologies or personnel that we might acquire in the future or that any strategic investments we make will meet our financial or other investment objectives. Any failure to do so could seriously harm our business, financial condition and results of operations. Even if we are able to integrate the WildBlue business or any future acquisition successfully, this integration may not result in the realization of the full benefits of synergies, cost savings, revenue enhancements, growth, operational efficiencies and other benefits that we expect. We cannot assure you that we will successfully integrate the WildBlue business or any future acquisition with our business or achieve the desired benefits from the WildBlue acquisition or any future acquisition within a reasonable period of time or at all.

Furthermore, to complete future acquisitions we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause our earnings per share to decline.

The WildBlue Business Has a History of Losses and May Continue to Experience Losses in the Future

WildBlue experienced net losses of $28.2 million for the nine months ended September 30, 2009 and $80.6 million, $126.9 million and $115.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. We cannot assure you that the WildBlue business will generate net income in the future on a consistent basis or at all. We cannot estimate with any certainty whether demand for our broadband satellite services will be sufficient for us to maintain or increase the number of WildBlue subscribers. If the WildBlue business fails to achieve profitability, that failure could have a material adverse effect on our business, financial condition and results of operations.

Our Level of Indebtedness May Adversely Affect Our Ability to Operate Our Business, Remain in Compliance with Debt Covenants, React to Changes in Our Business or the Industry in which We Operate, or Prevent Us from Making Payments on Our Indebtedness

As of January 1, 2010, our total indebtedness was $428.0 million, which included $140.0 million in principal amount of outstanding borrowings under our Credit Facility, $13.0 million outstanding under standby letters of credit (of which $12.2 million were issued under our Credit Facility) and $275.0 million in principal amount outstanding of the Notes. We are in discussions with the lenders under our Credit Facility and other parties, including an affiliate of Credit Suisse Securities (USA) LLC, to increase the size of the Credit Facility from $210.0 million to $275.0 million.

This level of indebtedness could have important consequences for you. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional debt or equity financing in the future for working capital, capital expenditures, product development, satellite construction, acquisitions or general corporate or other purposes;

•	require us to dedicate a material portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of our cash flows to fund working capital needs, capital expenditures, product development, satellite construction, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less indebtedness; and

•	limit our ability to adjust to changing market conditions.

Any of these risks could materially impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

We May Incur Additional Indebtedness, which Could Further Increase the Risks Associated with Our Leverage

We may incur additional indebtedness in the future, which may include financing relating to ViaSat-1, future satellites, other potential acquisitions, working capital, capital expenditures or general corporate purposes. The terms of the indenture governing the Notes permit us, subject to specified limitations, to incur additional indebtedness, including secured indebtedness. In March 2010, we filed a universal shelf registration statement with the SEC for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants and rights. The securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers and agents at amounts, prices, interest rates and other terms to be determined at the time of the offering. If new indebtedness is added to our current level of indebtedness, the related risks that we now face could intensify.

We May Not Be Able to Generate Sufficient Cash to Service All of Our Indebtedness and Fund Our Working Capital and Capital Expenditures, and May Be Forced to Take Other Actions to Satisfy Our Obligations under Our Indebtedness, which May Not Be Successful

Our ability to make scheduled payments on our indebtedness will depend upon our future operating performance and on our ability to generate cash flow in the future, which is subject to general economic, financial, business, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings, including borrowings under our Credit Facility, will be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investment and capital expenditures or to dispose of material assets or operations, seek additional equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. Our Credit Facility and the indenture governing the Notes restrict our ability to dispose of assets and use the proceeds from the disposition. If we cannot make scheduled payments on our debt, we will be in default and, as a result, the lenders under our Credit Facility and the holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under our Credit Facility could terminate their commitments to loan money and foreclose against the assets securing the borrowings under our Credit Facility, and we could be forced into bankruptcy or liquidation, which could result in you losing your investment in our common stock.

We May Be Unable to Refinance Our Indebtedness

We may need to refinance all or a portion of our indebtedness before maturity, including indebtedness under the indenture governing the Notes and any indebtedness under our Credit Facility. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Covenants in Our Debt Agreements Restrict Our Business and Could Limit Our Ability to Implement Our Business Plan

Our Credit Facility and the indenture governing the Notes contain covenants that may restrict our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and engage in opportunistic transactions, such as strategic acquisitions. In addition, if we fail to satisfy the covenants contained in our Credit Facility, our ability to borrow under our Credit Facility may be restricted. Our Credit Facility and the indenture governing the Notes include covenants restricting, among other things, our ability to do the following:

•	incur, assume or guarantee additional indebtedness;

•	issue redeemable stock and preferred stock;

•	grant or incur liens;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	make loans and investments;

•	pay dividends, make distributions or redeem or repurchase capital stock;

•	enter into transactions with affiliates;

•	reduce our satellite insurance; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

The covenants in our Credit Facility are generally more restrictive than the indenture governing the Notes. In addition, our Credit Facility requires us to comply with certain financial covenants, including a maximum senior secured leverage ratio, a maximum leverage ratio and minimum interest coverage ratio. Our Credit Facility is secured by first-priority liens on substantially all the assets of the company, including the stock of our subsidiaries, and the assets of the subsidiary guarantors under the facility.

If we default under our Credit Facility or the indenture governing the Notes because of a covenant breach or otherwise, all outstanding amounts thereunder could become immediately due and payable. In the past we have violated our Credit Facility covenants and received waivers for these violations. We cannot assure you that we will be able to comply with our financial or other covenants under our Credit Facility or the indenture governing the Notes or that any covenant violations will be waived in the future. Any violation that is not waived could result in an event of default, permitting our lenders to declare outstanding indebtedness and interest thereon due and payable, and permitting the lenders under our Credit Facility to suspend commitments to make any advance or to require any outstanding letters of credit to be collateralized by an interest bearing cash account, any or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, if we fail to comply with our financial or other covenants under our Credit Facility or the indenture governing the Notes, we may need additional financing in order to service or extinguish our indebtedness. We may not be able to obtain financing or refinancing on terms acceptable to us, if at all. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts under our Credit Facility or the indenture governing the Notes, and any acceleration of amounts due would have a material adverse effect on our liquidity and financial condition.

We Depend on a Limited Number of Key Employees who Would Be Difficult to Replace

We depend on a limited number of key technical, marketing and management personnel to manage and operate our business. In particular, we believe our success depends to a significant degree on our ability to attract and retain highly skilled personnel, including our Chairman and Chief Executive Officer, Mark D. Dankberg, and those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for these types of personnel is intense, and the loss of key employees could materially harm our business and impair the value of our common stock. To the extent that the demand for qualified personnel exceeds supply, we could experience higher labor, recruiting or training costs in order to attract and retain such employees, or could experience difficulties in performing under our contracts if our needs for such employees were unmet.

Because We Conduct Business Internationally, We Face Additional Risks Related to Global Political and Economic Conditions, Changes in Regulation and Currency Fluctuations

Approximately 16% of our revenues in fiscal year 2009, 18% of our revenues in fiscal year 2008 and 16% of our revenues in fiscal year 2007 were derived from international sales. We anticipate international sales will account for an increasing percentage of our revenues over the next several years. Many of these international sales may be denominated in foreign currencies. Because we do not currently engage in, nor do we anticipate engaging in, material foreign currency hedging transactions related to international sales, a decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from transactions denominated in foreign currencies. This decrease in value could also make our products less price-competitive.

There are additional risks in conducting business internationally, including:

•	unexpected changes in laws, policies and regulatory requirements, including but not limited to regulations related to import-export control;

•	increased cost of localizing systems in foreign countries;

•	increased sales and marketing and research and development expenses;

•	availability of suitable export financing;

•	timing and availability of export licenses;

•	imposition of taxes, tariffs, embargoes and other trade barriers;

•	political and economic instability;

•	fluctuations in currency exchange rates;

•	compliance with a variety of international laws and U.S. laws affecting the activities of U.S. companies abroad;

•	challenges in staffing and managing foreign operations;

•	difficulties in managing distributors;

•	potentially adverse tax consequences;

•	potential difficulty in making adequate payment arrangements; and

•	potential difficulty in collecting accounts receivable.

In addition, some of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. We may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.

We Expect to Incur Research and Development Costs, which Could Significantly Reduce Our Profitability

Our future growth depends on penetrating new markets, adapting existing communications and networking products to new applications and introducing new communications and networking products that achieve market acceptance. Accordingly, we are actively applying our communications and networking expertise to design and develop new hardware and software products and enhance existing products. We spent $29.6 million in fiscal year 2009, $32.3 million in fiscal year 2008 and $21.6 million in fiscal year 2007 on research and development activities. We expect to continue to spend discretionary funds on research and development in the near future. The amount of funds spent on research and development projects is dependent on the amount and mix of customer-funded development, the types and the affordability of the technology being developed. Because we account for research and development as an operating expense, these expenditures will adversely affect our earnings in the near future. Our research and development program may not produce successful results, which could materially harm our business and impair the value of our common stock.

Our Ability to Protect Our Proprietary Technology Is Limited

Our success depends significantly on our ability to protect our proprietary rights to the technologies we use in our products and services. We generally rely on a combination of copyrights, patents, trademarks and trade secret laws and contractual rights to protect our intellectual property rights. We also enter into confidentiality and assignment of intellectual property agreements with our employees, consultants and corporate partners, and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we have developed to enhance their own products and services, which could materially harm our business and impair the value of our common stock. Monitoring and preventing unauthorized use of our technology is difficult. From time to time, we undertake actions to prevent unauthorized use of our technology, including sending cease and desist letters. In addition, we may be required to commence litigation to protect our intellectual property rights. If we are unsuccessful in such litigation, our rights to enforce such intellectual property may be impaired or we could lose some or all of our rights to such intellectual property. We do not know whether the steps we have taken will prevent unauthorized use of our technology, including in foreign countries where the laws may not protect our proprietary rights as extensively as in the United States. If we are unable to protect our proprietary rights, we may find ourselves at a competitive disadvantage to others who need not incur the substantial expense, time and effort required to create the innovative products. Also, we have delivered certain technical data and information to the U.S. government under procurement contracts, and it may have unlimited rights to use that technical data and information. There can be no assurance that the U.S. government will not authorize others to use that data and information to compete with us.

Our Involvement in Litigation Relating to Intellectual Property Claims May Have a Material Adverse Effect on Our Business

We may be party to intellectual property infringement claims. Regardless of the merit of these claims, intellectual property litigation can be time consuming and result in costly litigation and diversion of the attention of technical and management personnel. An adverse result in any litigation could have a material adverse effect on our business, financial condition and results of operations. Litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. For example, in May 2009 we and certain other equipment manufacturers were sued by Applied Signal Technology in the United States District Court for the Northern District of California for alleged infringement of certain patents. We have developed and maintain a portfolio of patents in the same field of technology as the plaintiff’s patents, and although we intend to vigorously defend against this suit, there can be no assurance that any resolution will not be adverse to us. We may be subject to infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims in the future. Asserted claims or initiated litigation can include claims against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products, or components of those products. If our products are found to infringe upon the rights of third parties, we may be forced to (1) seek licenses or royalty arrangements from such third parties, (2) stop selling, incorporating or using products that included the challenged intellectual property, or (3) incur substantial costs to redesign those products that use the technology. We cannot assure you we would be able to obtain any such licenses or royalty arrangements on reasonable terms or at all or to develop redesigned products or, if these redesigned products were developed, they would perform as required or be accepted in the applicable markets.

We Rely on the Availability of Third-Party Licenses

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various elements of the technology used to develop these products. We cannot assure you that our existing and future third-party licenses will be available to us on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost.

Adverse Resolution of Litigation May Harm Our Operating Results or Financial Condition

We are a party to various lawsuits and claims in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, financial condition and results of operations.

Our International Sales and Operations Are Subject to Applicable Laws Relating to Trade, Export Controls and Foreign Corrupt Practices, the Violation of Which Could Adversely Affect Our Operations

We must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations (ITAR), the Export Administration Regulations (EAR) and the trade sanctions laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control (OFAC). The export of certain satellite hardware, services and technical data relating to satellites is regulated by the United States Department of State under ITAR. Other items are controlled for export by the United States Department of Commerce under the EAR. We cannot provide services to certain countries subject to United States trade sanctions unless we first obtain the necessary authorizations from OFAC. In addition, we are subject to the Foreign Corrupt Practices Act, which generally bars bribes or unreasonable gifts to foreign governments or officials. Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges or loss of authorizations needed to conduct aspects of our international business. A violation of ITAR or the other regulations enumerated above could materially adversely affect our business, financial condition and results of operations.

Changes in the Regulatory Environment Could Have a Material Adverse Impact on Our Competitive Position, Growth and Financial Performance

The provision of communications services is highly regulated. Our business is subject to the regulatory authority of the jurisdictions in which we operate, including the United States and other jurisdictions around the world. Those authorities regulate, among other things, the launch and operation of satellites, the use of radio spectrum, the licensing of earth stations and other radio transmitters, the provision of communications services, and the design, manufacture and marketing of communications systems and networking infrastructure. We cannot predict when or whether applicable laws or regulations may come into effect or change, or what the cost and time necessary to comply with such new or updated laws or regulations may be. Failure to comply with applicable laws or regulations could result in the imposition of financial penalties against us, the adverse modification or cancellation of required authorizations, or other material adverse actions.

Laws and regulations affecting the communications industry are subject to change in response to industry developments, new technology, and political considerations. Legislators and regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations, as well as changes to existing regulations, regarding a variety of matters that could, directly or indirectly, affect our operations or the operations of our distribution partners, and increase the cost of providing our products and services. These changes could materially harm our business by (1) affecting our ability to obtain or retain required governmental authorizations, (2) restricting our ability to provide certain products or services, (3) restricting development efforts by us and our customers, (4) making our current products and services less attractive or obsolete, (5) increasing our operational costs, or (6) making it easier or less expensive for our competitors to compete with us. Changes in, or our failure to comply with, applicable regulations could materially harm our business and impair the value of our common stock.

BUSINESS

Company Overview

We are a leading provider of advanced satellite and wireless communications and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop end-to-end satellite network solutions for a wide array of applications and customers. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. Our customers, including the U.S. government, leading aerospace and defense prime contractors, network integrators and communications service providers, rely on our solutions to meet their complex communications and networking requirements. In addition, following our recent acquisition of WildBlue, we are a leading wholesale and retail provider of satellite broadband internet services in the United States. ViaSat was incorporated in California in 1986, and reincorporated as a Delaware corporation in 1996.

ViaSat operates in three segments: government systems, commercial networks and satellite services. Financial information regarding our reporting segments and the geographic areas in which we operate is included in the consolidated financial statements and notes thereto, which are included in our annual and quarterly reports incorporated by reference herein.

Recent Transactions

On December 15, 2009, we consummated our acquisition of WildBlue, a leading Ka-band satellite broadband internet service provider. In connection with the acquisition, we paid approximately $442.7 million in cash and issued approximately 4.29 million shares of ViaSat common stock to the WildBlue Investors. ViaSat retained approximately $64.7 million of WildBlue’s cash on hand. To finance in part the cash payment made to the WildBlue Investors, in October 2009 we issued $275.0 million in aggregate principal amount of the Notes and in December 2009 we borrowed $140.0 million under our Credit Facility.

Government Systems

Our government systems segment develops and produces network-centric IP-based secure government communications systems, products and solutions, which are designed to enable the collection and dissemination of secure real-time digital information between command centers, communications nodes and air defense systems. Customers of our government systems segment include tactical armed forces, public safety first-responders and remote government employees.

We believe our strong track record of developing complex, secure, high-capacity wireless and satellite networking communications technologies for both government and commercial customers, combined with our ability to integrate and leverage technologies developed across our various business segments, provides us with significant opportunities for continued growth in this segment. The U.S. military’s increasing emphasis on “network-centric” highly mobile warfare over geographically dispersed areas requires the development and deployment of secure, IP-based communications networks and products capable of supporting real-time dissemination of data using multiple transmission media. Satellite-based systems are increasingly seen as the most reliable method of connecting rapidly moving forces who may out-run the range of terrestrial radio links. In addition, we anticipate that government demand for bandwidth will continue to grow in order to support this increased use of IP-based network-centric applications at all organizational levels. We also expect that over the next five to ten years many of the previous generation of the DoD’s defense communications satellite networks will expire or become obsolete, and new programs are underway or in planning to define, develop, procure and deploy replacement systems. We believe these new programs present greater opportunities for bidding on new contracts than we have seen historically. Our existing and evolving portfolio of systems, products and solutions is well-positioned to take advantage of these significant and pervasive trends, and accordingly we believe that these trends will continue to drive growth opportunities for our government systems segment over the next several years.

The primary products and services of our government systems segment include:

•	Tactical Data Links. We develop and produce advanced tactical radio and information distribution systems that enable real-time collection and dissemination of video and data using secure, jam-resistant transmission links from manned aircraft, unmanned aerial vehicles (UAV), ground mobile vehicles and other remote platforms to networked communication and command centers. Key products in this category include: our MIDS terminals for military fighter jets and their successor, MIDS-J terminals, which we expect will be available in 2010; “disposable” weapon data links; portable small tactical terminals; and our EnerLinkstm digital video data links for intelligence, surveillance and reconnaissance from UAVs and ground systems.

•	Information Assurance. Our information security and assurance products provide advanced, high-speed IP-based “Type 1” and High Assurance Internet Protocol Encryption (HAIPE®)-compliant encryption solutions that enable military and government users to communicate information securely over networks, and that secure data stored on computers and storage devices. Our encryption modules use a programmable, high-assurance architecture that can be easily upgraded in the field or integrated into existing communication networks, and are available both on a stand-alone basis and as embedded modules within our tactical radio, information distribution and other satellite communication systems and products.

•	Government Satellite Communication Systems. Our government satellite communication business offers an array of portable and fixed broadband modems, terminals, network access control systems and antenna systems using a range of satellite frequency bands. Our systems and products are designed to support high-capacity broadband data links, to increase available bandwidth using existing satellite capacity, and to withstand certain catastrophic events. Our range of broadband modems, terminals and systems support high-speed broadband and multimedia transmissions over point-to-point, mesh and hub-and-spoke satellite networking systems, and include products designed for manpacks, aircraft, seagoing vessels, ground mobile vehicles and fixed applications.

Commercial Networks

Our commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products that address five key market segments: consumer, enterprise, in-flight, maritime and ground mobile applications. These communication systems, networking equipment and products are generally developed through a combination of customer and discretionary internal research and development funding.

Our networking equipment and products include radio frequency gateways, network infrastructure and end-user equipment and terminals. With expertise in commercial satellite network engineering, gateway construction and remote terminal manufacturing for various types of interactive communication services, combined with our advanced satellite technology and systems integration experience, we have the ability to design, build, initially operate and then hand over on a turnkey basis fully operational, customized satellite communication systems capable of serving a variety of markets and applications. In addition, the strength of our core government systems business provides us with an effective platform to continue to design and develop new equipment and products, as we adapt and customize communication systems and products designed for the government systems segment to commercial use and vice versa.

We believe growth of the commercial satellite market will continue to be driven in coming years by a number of factors, including: (1) the continued growth in worldwide demand for communications services and, in particular, the rise in both consumer and enterprise demand for broadband internet access, (2) the improving cost-effectiveness of satellite communications for many uses, and (3) recent technological advancements that broaden applications for and increase the capacity and efficiency of satellite-based networks. As satellite communications equipment becomes less expensive and new capabilities emerge in satellite communications technology, we believe that the market for satellite communications will offer additional growth opportunities, as service providers seek to rapidly and cost-efficiently deploy broadband communications services across wide geographic areas, both in suburban and rural areas in the developed world and in developing countries where the deployment of terrestrial high-capacity solutions such as fiber-optic cable is neither cost-effective nor practicable. Satellite communications also provide cost-effective augmentation capability for existing terrestrial networks or broadband service providers to address network congestion caused by the continued exponential increase in the volume of multimedia content accessed via the internet.

Our satellite communication systems, ground networking equipment and products cater to a wide range of domestic and international commercial customers and include:

•	Mobile Broadband Satellite Communication Systems. Our ArcLight® Ku-band mobile satellite systems and related products provide high-speed, cost-efficient broadband access while on the move via small transceivers, and are designed for use in aircraft, seagoing vessels and high-speed trains. We also sell our ArcLight mobile satellite systems to government customers as part of our government satellite communication systems business.

•	Consumer Broadband. We are a leading network technology supplier for the consumer satellite market. Our SurfBeam network systems and modems enable satellite broadband access for residential or home office customers. In addition, we recently designed and developed next-generation satellite network infrastructure and ground terminals to access Ka-band broadband and high-capacity satellites, including ViaSat-1 (which is planned for launch in early 2011). During fiscal year 2009, we received our first order to produce Ka-band gateway baseband and antenna infrastructure for KA-SAT, Eutelsat’s new high-capacity Ka-band satellite, which is scheduled for launch in late 2010. In October 2009, we received a $46 million contract award from Yahsat for SurfBeam network infrastructure and initial customer premises terminals with respect to Yahsat’s new Ka-band satellite, which is expected to launch in the second half of 2011. We anticipate growing demand for Ka-band network infrastructure and ground terminals driven by increasing consumer, enterprise and government demand for low-cost, high-capacity bandwidth over Ka-band satellites.

•	Satellite Networking Systems Design and Technology Development. Through our Comsat Labs division, we offer design and technology services covering all aspects of satellite communication system architecture and technology, including the analysis, design, and specification of satellites and ground systems, ASIC and MMIC design and production, and wide area network (WAN) compression for enterprise networks.

•	Enterprise VSAT Networks and Products. Our enterprise Very Small Aperture Terminal (VSAT) networks and products comprise VSAT satellite systems and products designed to provide enterprises with broadband access to the internet or private networks in order to support retail point-of-sale, voice-over-IP, distance learning and other web-centric or network applications. We also offer enterprise customers related products and services to address bandwidth constraints, latency and other issues, such as our AcceleNet® WAN optimization product, which enables enterprise customers to optimize “cloud computing” services and other applications delivered over WANs. In developing countries, we also supply our enterprise VSAT networks and products to carriers to provide cellular backhaul and telephony services in under-served areas.

•	Antenna Systems. We develop, design, produce, test and install turnkey ground terminals and antennas for terrestrial and satellite applications, specializing in small, low-profile, multi-band antennas for mobile satellite communications.

Satellite Services

Our satellite services segment complements our commercial networks segment by providing managed network services for the satellite communication systems of our consumer, enterprise and mobile broadband customers. In addition, our recently acquired WildBlue business provides wholesale and retail satellite-based broadband internet services in the United States via our WildBlue-1 satellite and Telesat’s Anik F2 satellite.

Commencing in 2011, we expect this segment to also include broadband services using our new high-capacity Ka-band spot-beam satellite, ViaSat-1, which is planned for launch in early 2011. In recent years, satellite operators have invested in and launched next-generation spot-beam satellites specifically designed for low-cost broadband access. However, we do not believe that these satellites are equipped to deliver acceptable levels of service or data throughputs at sufficiently high speeds and volumes to address anticipated bandwidth demand. As a result, in

January 2008 we announced our plans to develop and launch ViaSat-1, which is intended to provide low-cost high-capacity broadband access in North America. At the time of launch, ViaSat-1 is expected to be the highest capacity, most cost-efficient satellite in the world. We currently estimate that the total data throughput of ViaSat-1 will be approximately 130 Gigabytes per second. With the market demonstrating increasing demand for satellite broadband services, ViaSat-1 is designed to significantly expand the quality, capability and availability of high-speed broadband satellite services for North American consumers and enterprises. In addition, we anticipate that our government systems and commercial networks segments will be able to leverage the launch of ViaSat-1 through the increased sale of next-generation satellite communication systems, ground networking equipment and products that operate on Ka-band frequencies.

The primary services offered by our satellite services segment comprise:

•	Mobile Broadband Service. Our mobile broadband service, Yondertm, comprises network management services for customers who use our “on-the-move” ArcLight-based mobile satellite systems. Initially limited to the United States, we expanded our Yonder service internationally during fiscal 2009 and aim to offer our Yonder service globally by the end of 2010.

•	Managed Broadband Service. For everyday enterprise networking or backup protection for primary networks, our full-service managed broadband service provides reliable, high-quality broadband wireless service to enterprise customers using a combination of terrestrial and satellite connections, supported by a 24x7 call center and our network management center.

•	Wholesale and Retail Broadband Services. Our WildBlue service provides two-way satellite-based broadband internet access to consumers and small businesses in the United States. We offer a range of WildBlue service plans to both wholesale and retail customers, with pricing based on maximum downstream/upstream data speeds. As of December 31, 2009, we provided WildBlue service to approximately 420,000 subscribers. In addition, following the launch of ViaSat-1, we expect to provide wholesale broadband service over ViaSat-1 in the United States at speeds and volumes that provide a broadband experience that is comparable to or better than terrestrial broadband alternatives such as cable modems and DSL connections. We expect this service to become available in 2011. We plan to offer wholesale broadband services via ViaSat-1 to national and regional distribution partners, including retail service providers and communications companies.

Our Strengths

We believe the following strengths position our business to capitalize on the attractive growth opportunities presented in each of our segments:

•	Leading Satellite and Wireless Technology Platform. We believe our ability to design and deliver cost-effective satellite and wireless communications and networking solutions, covering both the supply of advanced communications systems, ground network equipment and end-user terminals, and the provision of managed network services, enables us to provide our government and commercial customers with a diverse portfolio of leading applications and solutions. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that many of the market segments in which we compete have significant barriers to entry relating to the complexity of technology, the amount of required developmental funding and the importance of existing customer relationships. We believe our history of developing complex secure satellite and wireless networking and communications technologies demonstrates that we possess the expertise and credibility required to serve the evolving technology needs of our government and commercial customers. In addition, our acquisition of WildBlue provides us with significant expertise in network management and operational and business systems support for large-scale consumer deployments.

•	Blue-Chip Customer Base Supporting Substantial Backlog Growth. We generated 62% of our revenues from our government systems segment and 38% of our revenues from commercial networks and satellite services segments in fiscal 2009. Our customers include the DoD, civil agencies, defense contractors, allied foreign governments, satellite network integrators, large communications service providers and enterprises requiring complex communications and networking solutions. The credit strength of our key customers, including the U.S. government and leading aerospace and defense prime contractors, supports our consistent financial performance. Despite the recent economic downturn, our funded backlog has demonstrated significant growth. From fiscal 2006 through fiscal 2009, the CAGR of our total funded backlog was 8%, with our government systems, commercial networks and satellite services segments’ funded backlog CAGRs at 16%, 1% and 1%, respectively. The growth in our funded backlog demonstrates the continued demand for our advanced satellite and wireless communications and networking solutions.

•	Strong Balance Sheet and Equity Capitalization. We are well-capitalized with shareholders’ equity as of January 1, 2010 of $643.9 million, or 61% of our total capitalization. In July 2009, we increased our existing revolving line of credit from $85.0 million to $170.0 million and extended the maturity until July 2012, and in October 2009 further increased the size of our existing revolving line of credit to $210.0 million. This increase in financial flexibility along with the significant cash flow generated from our operations provides us with the liquidity to finance our ongoing capital expenditures, as well as our investment in ViaSat-1, for at least the next twelve months.

•	Experienced Management Team. Our Chief Executive Officer, Mark D. Dankberg, and our Chief Technology Officers have been with the company since its inception in 1986. Mr. Dankberg is considered to be a leading expert in the field of wireless and satellite communications. In 2008, Mr. Dankberg received the prestigious AIAA Aerospace International Communication award, which recognized him for “shepherding ViaSat into a leading satellite communications company through outstanding leadership and technical expertise.”

•	Innovation of Next-Generation Satellite Technology. ViaSat-1, our high-capacity Ka-band spot-beam satellite planned for launch in early 2011, is currently under construction. At the time of launch, we believe ViaSat-1 will be the highest capacity, most cost-efficient satellite in the world. With the market demonstrating increasing demand for satellite broadband services, ViaSat-1 and our associated next-generation ground segment technology are designed to significantly expand the quality, capability and availability of high-speed broadband satellite services for consumers and enterprises. In addition, we expect that our recently acquired WildBlue business will facilitate our deployment of broadband services in the United States using ViaSat-1, as well as provide a platform for the provision of network management services to international providers of satellite broadband services.

•	Innovative Product Development and Cost-Efficient Business Model. Maintaining technological competencies and innovative new product development has been one of our hallmarks and continues to be critical to our success. Our research and development efforts are supported by an employee base of over 1,000 engineers and a culture that deeply values innovation. We balance an emphasis on new product development with efficient management of our capital. For example, the majority of our research and development efforts with respect to the development of new products or applications are funded by customers. In addition, we drive capital efficiencies by outsourcing a significant portion of our manufacturing to subcontractors with whom we collaborate to ensure quality control and superior finished products.

Our Strategy

Our objective is to leverage our advanced technology and capabilities to (1) increase our role as the U.S. government increases its emphasis on IP-based, highly secure, highly mobile, network-centric warfare, (2) develop high-performance, feature-rich, low-cost technology to grow the size of the consumer satellite broadband, commercial enterprise and networking markets, while also capturing a significant share of these growing markets, and (3) maintain a leadership position, while reducing costs and increasing profitability, in our satellite and wireless communications markets. The principal elements of our strategy include:

•	Address Increasingly Larger Markets. We have focused on addressing larger markets since our inception. As we have grown our revenues, we are able to target larger opportunities and markets more credibly and more successfully. We consider several factors in selecting new market opportunities, including whether (1) there are meaningful entry barriers for new competitors (for example, specialized technologies or relationships), (2) the new market is the right size and consistent with our growth objectives, and (3) the customers in the market value our technology competence and focus, which makes us an attractive partner.

•	Evolve into Adjacent Technologies and Markets. We anticipate continued organic growth into adjacent technologies and markets. We seek to increase our share in the market segments we address by selling existing or customized versions of technologies we developed for one customer base to a different market — for instance, to different segments of the government market or between government and commercial markets. In addition, we seek to expand the breadth of technologies and products we offer by selling new, but related, technologies and products to existing customers.

•	Enhance International Growth. International revenues represented approximately 16% of our fiscal year 2009 revenue. We believe growth in international markets represents an attractive opportunity, as we believe our comprehensive offering of satellite communications products, systems and services will be attractive to government and commercial customers on an international basis. In addition, we expect that our WildBlue business will provide a platform for the provision of network management and back-office services to international providers of satellite broadband services, capitalizing on both the strength of WildBlue’s reputation in the satellite industry globally and WildBlue’s operational expertise with respect to the commercial provision of satellite broadband services.

•	Pursue Growth Through Strategic Alliances and Relationships. We have regularly entered into teaming arrangements with other government contractors to more effectively capture complex government programs, and we expect to continue to actively seek strategic relationships and ventures with companies whose financial, marketing, operational or technological resources can accelerate the introduction of new technologies and the penetration of new markets. We have also engaged in strategic relationships with companies that have innovative technologies and products, highly skilled personnel, market presence, or customer relationships and distribution channels that complement our strategy. We may continue to evaluate acquisitions of, or investments in, complementary companies, businesses, products or technologies to supplement our internal growth.

Our Customers

Initially, we focused primarily on developing satellite communication systems and equipment for the U.S. government, and our U.S. government contracts remain a core part of our business. However, we have also successfully diversified into other related wireless communications and secure networking markets serving a range of government and commercial customers, and over the past few years we have significantly expanded our customer base both domestically and internationally. In addition, in December 2009 we expanded the scope of our satellite services segment through the acquisition of WildBlue, a leading satellite broadband internet service provider.

Our customers include the DoD, U.S. National Security Agency, the U.S. Department of Homeland Security, allied foreign governments, select other U.S. federal, state and local government agencies, defense contractors, satellite network integrators, large communications service providers and enterprises requiring complex communications and networking solutions. We enter into government contracts either directly with U.S. or foreign governments or indirectly through domestic or international prime contractors. For our commercial contracts, we also act as both a prime contractor and subcontractor for the sale of equipment and services. Customers of our WildBlue service include residential customers and small businesses in the United States, as well as wholesale distribution partners such as DirecTV, EchoStar and the National Rural Telecommunications Cooperative.

Our significant customers include the U.S. government, Boeing, Eutelsat, Harris, Northrop Grumman and Raytheon. Revenues from the U.S. government comprised approximately 36%, 30% and 31% of total revenues for fiscal years 2009, 2008 and 2007, respectively. In addition, two commercial customers each comprised approximately 10% and 8% of total revenues in fiscal year 2009, 7% and 9% of total revenues in fiscal year 2008, and 8% and 16% of total revenues in fiscal year 2007, respectively. The smaller of these two commercial customers, however, was WildBlue, which we acquired in December 2009.

Government Contracts

Substantial portions of our revenues are generated from contracts and subcontracts with the DoD and other federal government agencies. Many of our contracts are subject to a competitive bid process and are awarded on the basis of technical merit, personnel qualifications, experience and price. We also receive some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to our unique technical capabilities in special areas. The Federal Acquisition Streamlining Act of 1994 has encouraged the use of commercial type pricing, such as firm fixed-price contracts, on dual use products. Our future revenues and income could be materially affected by changes in procurement policies, a reduction in expenditures for the products and services we provide and other risks generally associated with federal government contracts.

We provide products under federal government contracts that usually require performance over a period of several months to five years. Long-term contracts may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts.

Our federal government contracts are performed under cost-reimbursement contracts, time-and-materials contracts and fixed-price contracts. Cost-reimbursement contracts provide for reimbursement of costs and payment of a fee. The fee may be either fixed by the contract or variable, based upon cost control, quality, delivery and the customer’s subjective evaluation of the work. Under time-and-materials contracts, we receive a fixed amount by labor category for services performed and are reimbursed for the cost of materials purchased to perform the contract. Under a fixed-price contract, we agree to perform specific work for a fixed price and, accordingly, realize the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. In fiscal year 2009, approximately 22% of our total government revenues were generated from cost-reimbursement contracts with the federal government or our prime contractors, 1% from time-and-materials contracts and approximately 78% from fixed-price contracts.

Our allowable federal government contract costs and fees are subject to audit by the DCMA and DCAA. Audits may result in non-reimbursement of some contract costs and fees and delays in payments for work performed. While the government reserves the right to conduct further audits, audits conducted for periods through fiscal year 2002 have resulted in no material cost recovery disallowances for us. See “Risk Factors — Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government.”

Our federal government contracts may be terminated, in whole or in part, at the convenience of the U.S. government. If a termination for convenience occurs, the U.S. government generally is obligated to pay the cost incurred by us under the contract plus a pro rata fee based upon the work completed. Contracts with prime contractors may have negotiated termination schedules that apply. When we participate as a subcontractor, we are at risk if the prime contractor does not perform its contract. Similarly, when we act as a prime contractor employing subcontractors, we are at risk if a subcontractor does not perform its subcontract.

Some of our federal government contracts contain options that are exercisable at the discretion of the customer. An option may extend the period of performance for one or more years for additional consideration on terms and conditions similar to those contained in the original contract. An option may also increase the level of effort and assign new tasks to us. In our experience, options are exercised more often than not.

Our eligibility to perform under our federal government contracts requires us to maintain adequate security measures. We have implemented security procedures that we believe adequately satisfy the requirements of our federal government contracts.

Research and Development

The industries in which we compete are subject to rapid technological developments, evolving standards, changes in customer requirements and continuing developments in the communications and networking environment. Our continuing ability to adapt to these changes, and to develop new and enhanced products, is a significant factor in maintaining or improving our competitive position and our prospects for growth. Therefore, we continue to make significant investments in product development.

We conduct the majority of our research and product development activities in-house and have a research and development and engineering staff, which includes over 1,000 engineers. Our product development activities focus on products that we consider viable revenue opportunities to support all of our business segments. A significant portion of our research and development efforts have generally been conducted in direct response to the specific requirements of a customer’s order and, accordingly, these amounts are included in the cost of sales when incurred and the related funding is included in revenues at that time.

The portion of our contract revenues which includes research and development funded by government and commercial customers was approximately $126.7 million, $112.2 million and $122.9 million during fiscal years 2009, 2008 and 2007, respectively. In addition, we incurred $29.6 million, $32.3 million and $21.6 million during fiscal years 2009, 2008 and 2007, respectively, on independent research and development, which comprises research and development not directly funded by a third party. Funded research and development contains a profit component and is therefore not directly comparable to independent research and development. As a government contractor, we also are able to recover a portion of our independent research and development expenses, consisting primarily of salaries and other personnel-related expenses, supplies and prototype materials related to research and development programs.

Intellectual Property

We seek to establish and maintain our proprietary rights in our technology and products through a combination of patents, copyrights, trademarks, trade secret laws and contractual rights. We also seek to maintain our trade secrets and confidential information through nondisclosure policies, the use of appropriate confidentiality agreements and other security measures. We have registered a number of patents and trademarks in the U.S. and in other countries and have a substantial number of patent filings pending determination. There can be no assurance, however, that these rights can be successfully enforced against competitive products in any particular jurisdiction. Although we believe the protection afforded by our patents, copyrights, trademarks, trade secrets and contracts has value, the rapidly changing technology in the networking, satellite and wireless communications industries and uncertainties in the legal process make our future success dependent primarily on the innovative skills, technological expertise and management abilities of our employees rather than on the protections afforded by patent, copyright, trademark and trade secret laws and contractual rights. Accordingly, while these legal protections are important, they must be supported by other factors such as the expanding knowledge, ability and experience of our personnel, and the continued development of new products and product enhancements.

Certain of our products include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all. Our inability to obtain these licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results and financial condition.

The industry in which we compete is characterized by rapidly changing technology, a large number of patents, and frequent claims and related litigation regarding patent and other intellectual property rights. We cannot assure you that our patents and other proprietary rights will not be challenged, invalidated or circumvented, that others will not assert intellectual property rights to technologies that are relevant to us, or that our rights will give us a competitive advantage. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States.

Sales and Marketing

We have a sales presence in various domestic and foreign locations, and we sell our products and services both directly and indirectly through channel partners, as described below:

•	Government Sales Organization. Our government sales organization consists of both direct sales personnel who sell our standard products, and business development personnel who work with engineers, program managers, marketing managers and contract managers to identify business opportunities, develop customer relationships, develop solutions for customers’ needs, prepare proposals and negotiate contractual arrangements. The period of time from initial contact through the point of product sale and delivery can take over three years for more complex product developments. Products already in production can usually be delivered to a customer between 90 to 180 days from the point of product sale.

•	Commercial Networks Sales Organization. Our commercial networks sales organization consists of sales managers and sales engineers, who act as the primary interface to establish account relationships and determine technical requirements for customer networks. In addition to our sales force, we maintain a highly trained service staff to provide technical product and service support to our customers. The sales cycle in the commercial network market is lengthy and it is not unusual for a sale to take up to 18 months from the initial contact through the execution of the agreement. The sales process often includes several network design iterations, network demonstrations and pilot networks consisting of a few sites.

•	Satellite Services Sales Organization. Our satellite services sales organization includes exclusive wholesale distribution relationships with DirecTV, EchoStar and the National Rural Telecommunications Cooperative for our WildBlue satellite broadband internet service, as well as our own retail distribution channel, which sells directly to residential customers.

•	Strategic Partners. To augment our direct sales efforts, we seek to develop key strategic relationships to market and sell our products and services. We direct our sales and marketing efforts to our strategic partners, primarily through our senior management relationships. In some cases a strategic ally may be the prime contractor for a system or network installation and will subcontract a portion of the project to us. In other cases, the strategic ally may recommend us as the prime contractor for the design and integration of the network. We seek strategic relationships and partners based on many factors, including financial resources, technical capability, geographic location and market presence.

Our marketing team works closely with our sales, research and product development organizations and our customers to increase the awareness of the ViaSat brand through a mix of positive program performance and our customers’ recommendation as well as public relations, advertising, trade show participation and conference speaking engagements by providing communications that keep the market current on our products and features. Our marketing team also identifies and sizes new target markets for our products, creates awareness of our company and products, and generates contacts and leads within these targeted markets.

Competition

The markets in which we compete are characterized by rapid change, converging technologies and a migration to solutions that offer superior advantages. These market factors represent both an opportunity and a competitive threat to us.

Within our government systems segment, we generally compete with manufacturers of defense electronics products, systems or subsystems, such as BAE Systems, General Dynamics, Harris, L-3 Communications, Rockwell Collins and similar companies. We may also occasionally compete directly with the largest defense prime contractors, including Boeing, Lockheed Martin, Northrop Grumman or Raytheon Systems. These companies, while competitors, can also be our customers or partners on government projects. Accordingly, maintaining an open and cooperative relationship is important. Almost all of the companies we compete with in the government systems segment are substantially larger than we are and may have more extensive engineering, manufacturing and marketing capabilities than we do. As a result, these competitors may be able to adapt more quickly to changing technology or market conditions or may be able to devote greater resources to the development, promotion and sale of their products.

In our commercial networks and satellite services segments, we compete with Gilat, Hughes Communications and iDirect Technologies, each of which offers a broad range of satellite communications products and services, and with other terrestrial-based internet service providers in areas where such competing services are available. Our principal competitors in the supply of antenna systems are Andrew Corporation, General Dynamics (VertexRSI) and L-3 Titan.

The overall number of our competitors may increase, and the identity and composition of competitors may change. As we continue to expand our sales globally, we may see new competition in different geographic regions. Many of our competitors have significant competitive advantages, including strong customer relationships, more experience with regulatory compliance, greater financial and management resources and control over central communications networks.

To compete with these providers, we emphasize:

•	the innovative and flexible features integrated into our products;

•	the increased bandwidth efficiency offered by our networks and products;

•	our network management experience;

•	the cost-effectiveness of our products and services;

•	our end-to-end network implementation capabilities;

•	the distinct advantages of satellite data networks;

•	technical advantages and advanced features of our antenna systems as compared to our competitors’ offerings;

•	the overall cost of our antenna systems and satellite networks, which can include equipment, installation and bandwidth costs, as compared to products offered by terrestrial and other satellite service providers; and

•	our proven designs and network integration services for complex, customized network needs.

While we believe we compete successfully in each of these factors, we expect to face intense competition in each of our markets.

Manufacturing

Our manufacturing objective is to produce high-quality products that conform to specifications at the lowest possible manufacturing cost. We primarily utilize a range of contract manufacturers, based on the volume and complexity of the production, to reduce the costs of products and to support rapid increases in delivery rates when needed. As part of our manufacturing process, we conduct extensive testing and quality control procedures for all products before they are delivered to customers.

Contract manufacturers produce products for many different customers and are able to pass on the benefits of large scale manufacturing to their customers. These manufacturers are able to achieve high quality products with lower levels of costs by (1) exercising their high-volume purchasing power, (2) employing advanced and efficient production equipment and capital intensive systems whose costs are leveraged across their broad customer base, and (3) using a cost-effective skilled workforce. Our primary contract manufacturers include Benchmark, EADS, Harris, IEC Electronics, MTI, Secure Communications and Spectral Response.

Our experienced management team facilitates an efficient contract manufacturing process through the development of strong relationships with a number of different domestic and off-shore contract manufacturers. By negotiating beneficial contract provisions and purchasing some of the equipment needed to manufacture our products, we retain the ability to move the production of our products from one contract manufacturing source to another if required. Our operations management has experience in the successful transition from in-house production to contract manufacturing. The degree to which we employ contract manufacturing depends on the maturity of the product. We intend to limit our internal manufacturing capacity to new product development support and customized products that need to be manufactured in strict accordance with a customer’s specifications and delivery schedule. Therefore, our internal manufacturing capability for standard products has been, and is expected to continue to be, very limited and we intend to rely on contract manufacturers for large-scale manufacturing.

We also rely on outside vendors to manufacture specific components and subassemblies used in the production of our products. Some components, subassemblies and services necessary for the manufacture of our products are obtained from a sole source supplier or a limited group of suppliers.

Regulatory Environment

We are required to comply with the laws and regulations of, and often obtain approvals from, national and local authorities in connection with the services that we provide. In particular, we provide a number of services that rely on the use of radio frequencies, and the provision of such services is highly regulated. National authorities generally require that the satellites they authorize be operated in a manner consistent with the regulations and procedures of the ITU, which require the coordination of the operation of satellite systems in certain circumstances, and more generally are intended to avoid the occurrence of harmful interference among different users of the radio spectrum.

We also produce a variety of communications systems and networking equipment, the design, manufacture, and marketing of which are subject to the laws and regulations of the jurisdictions in which we sell such equipment. We are subject to export control laws and regulations, and trade and economic sanctions laws and regulations, with respect to the export of such systems and equipment. As a government contractor, we are subject to United States procurement laws and regulations. We also participate in joint ventures that may be subject to foreign regulation.

Radio Frequency Regulation

The commercial use of radio frequencies in the United States is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (Communications Act). The FCC is responsible for licensing the operation of satellite earth stations and spacecraft, and for regulating the technical and other aspects of the operation of these facilities.

Earth Stations.  The Communications Act requires a license for the operation of satellite earth station facilities in the United States. We currently hold licenses authorizing us to operate various earth stations within the United States, including but not limited to user terminals, “gateway” facilities and network hubs. These licenses typically are granted for 10 to 15 year terms, and renewed in the ordinary course. Material changes in these operations would require prior approval by the FCC. The operation of our earth stations is subject to various license conditions, as well as the technical and operational requirements of the FCC’s rules and regulations.

Space Stations.  In the United States, the FCC authorizes the launch and operation of commercial spacecraft, and also authorizes non-U.S.-licensed spacecraft to be used to serve the United States. The FCC has authorized the use of the Anik F2, WildBlue-1 and ViaSat-1 spacecraft to serve the United States. The use of these spacecraft in our business is subject to various conditions in the underlying authorizations, as well as the technical and operational requirements of the FCC’s rules and regulations. For example, in granting such authorization with respect to ViaSat-1, which is not yet operational, the FCC imposed specific implementation milestones that we must satisfy in order to maintain that authorization. Specifically, the authorization requires that we: (1) enter into a binding non-contingent contract to construct the licensed satellite system by August 18, 2010, (2) complete critical design review by August 18, 2011, (3) begin construction by August 18, 2012, and (4) launch and operate by August 18, 2014. We believe that we have satisfied the first three of these milestones, and plan to satisfy the fourth of these milestones in 2011, well in advance of the deadline.

Universal Service.  Certain of our services may constitute the provision of telecommunications to, from or within the United States, and may require us to contribute a percentage of our revenues from such services to universal service support mechanisms that subsidize the provision of services to low-income consumers, high-cost areas, schools, libraries and rural health care providers. This percentage is set each calendar quarter by the FCC, and currently is 14.1%. Current FCC rules permit us to pass this universal service contribution through to our customers. The FCC also is considering whether and how to alter the regulatory framework governing federal universal service support mechanisms. Some proposals being considered would expand the contribution base for the universal service and similar programs to include revenues from the provision of broadband internet access services such as our WildBlue service. The adoption of such proposals would expand significantly the percentage of our revenues subject to such assessments, and could have a material adverse impact on our business.

CALEA.  We are obligated to comply with the requirements of the Federal Communications Assistance for Law Enforcement Act (CALEA), which requires telecommunications providers and broadband internet access providers to ensure that law enforcement agencies are able to conduct lawfully-authorized surveillance of users of their services.

Net Neutrality.  In October 2009, the FCC proposed and sought public comment on rules intended to preserve the openness of the internet, a concept generally referred to as “net neutrality.” The proposed rules would, among other things, prohibit facilities-based broadband internet access service providers from preventing end-user customers from accessing lawful content or running applications of their choice over the internet, and from connecting and using devices that do not harm the network; they also would require facilities-based broadband internet access service providers to treat lawful content, applications, and services in a nondiscriminatory manner, and to make certain disclosures concerning their practices as they relate to the openness of their networks. However, the FCC’s proposal would permit us to employ reasonable techniques to manage traffic on our network. In addition, the FCC’s proposal would exempt from these rules (1) services provided to national or homeland security authorities, and (2) certain “managed” or specialized services provided to enterprise customers. Many of our services could fall within these categories of exempt services, and we do not believe that these rules as proposed would likely have a material impact on our operations. If the FCC were to adopt different rules, though, or construe narrowly or eliminate its proposed exemptions, the impact of any final rules on our operations could be different.

Foreign Licensing

The spacecraft we use or are planning to use are subject to the regulatory authority of, and conditions imposed by, foreign governments. Anik F2 and WildBlue-1 operate under authority granted by the government of Canada. ViaSat-1 operates under authority granted by the governments of the Isle of Man and the United Kingdom. The use of these spacecraft in our business is subject to various conditions in their underlying authorizations, as well as the technical and operational requirements of the rules and regulations of those jurisdictions.

Equipment Design, Manufacture, and Marketing

We must comply with the applicable laws and regulations and, where required, obtain the approval of the regulatory authority of each country in which we design, manufacture, or market our communications systems and networking equipment. Applicable laws and regulatory requirements vary from country to country, and jurisdiction to jurisdiction. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this government approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communication systems by our customers, which in turn may have a material adverse impact on the sale of our products to the customers.

Equipment Testing and Verification.  In the United States, certain equipment that we manufacture must comply with applicable technical requirements intended to minimize radio interference to other communications services and ensure product safety. In the United States, the FCC is responsible for ensuring that communications devices comply with technical requirements for minimizing radio interference and human exposure to radio emissions. The FCC requires that equipment be tested either by the manufacturer or by a private testing organization to ensure compliance with the applicable technical requirements. For other classes of device, the FCC requires submission of an application, which must be approved by the FCC, or in some instances may be approved by a private testing organization.

Export Controls.  Due to the nature and sophistication of our communications products, we must comply with applicable U.S. government and other agency regulations regarding the handling and export of certain of our products. This often requires extra or special handling of these products and could increase our costs. Failure to comply with these regulations could result in substantial harm to the company, including fines, penalties and the forfeiture of future rights to sell or export these products.

Other Regulations

As a defense contractor, our contract costs are audited and reviewed by the DCAA. Audits and investigations are conducted from time to time to determine if the performance and administration of our U.S. government contracts are in compliance with applicable contractual requirements and procurement regulations and other applicable federal statutes and regulations. Under current U.S. government procurement regulations, a contractor, if indicted or deemed in violation of procurement or other federal civil laws, could be subject to fines, penalties, repayments or other damages. U.S. government regulations also provide that certain findings against a contractor may lead to suspension or debarment from eligibility for awards of new U.S. government contracts.

We are also subject to a variety of local, state and federal government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. The failure to comply with current or future regulations could result in the imposition of substantial fines on us, suspension of production, alteration of our manufacturing processes or cessation of operations. To date, these regulations have not had a material effect on our business, as we have neither incurred significant costs to maintain compliance nor to remedy past noncompliance, and we do not expect such regulations to have a material effect on our business in the current fiscal year.

Employees

As of January 1, 2010, we employed approximately 2,000 individuals worldwide. We consider the relationships with our employees to be positive. Competition for technical personnel in our industry is intense. We believe our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel. To date, we believe we have been successful in recruiting qualified employees, but there is no assurance we will continue to be successful in the future.

Properties

Our worldwide headquarters are located at our Carlsbad, California campus, consisting of approximately 425,000 square feet, under leases expiring between fiscal year 2017 and fiscal year 2019. In addition to our Carlsbad campus, we have facilities consisting of (1) approximately 20,000 square feet in San Diego, California under a lease expiring in 2015, (2) approximately 63,000 square feet in Denver, Colorado under a lease expiring in 2011, (3) approximately 146,000 square feet in Duluth, Georgia under a lease expiring in 2016, (4) approximately 48,000 square feet in Germantown, Maryland with a lease expiring in 2011, (5) approximately 44,000 square feet in Gilbert, Arizona under a lease expiring in 2014 and (6) approximately 34,000 square feet in Cleveland, Ohio under a lease expiring in 2016. We also maintain offices or a sales presence in Arlington (Virginia), Boston (Massachusetts), Denver (Colorado), Linthicum Heights (Maryland), Tampa (Florida), Australia, Canada, China, India, Italy, Spain and Switzerland, and operate seven gateway ground stations supporting our WildBlue service across the United States and Canada. Although we believe that our existing facilities are suitable and adequate for our present purposes, we anticipate operating additional regional sales offices in fiscal year 2010 and beyond. Each of our segments uses each of these facilities.

Legal Proceedings

From time to time, we are involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, financial condition, results of operations or liquidity. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. In addition, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially and adversely affect our business, financial condition, results of operations or liquidity in a particular period.

SELLING STOCKHOLDERS

The following table sets forth the name of each selling stockholder, the number of shares which may be offered by each selling stockholder pursuant to this prospectus supplement (assuming that the underwriters’ over-allotment option is not exercised and is exercised in full), the number of shares of common stock owned beneficially by each selling stockholder as of March 16, 2010, and the number of shares to be owned by each selling stockholder after this offering (assuming that the underwriters’ over-allotment option is not exercised and is exercised in full).

Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

The information below is based upon information provided by the selling stockholders.

						Shares			Shares
		Shares				Beneficially			Beneficially
	Shares	Offered				Owned			Owned
	Offered	Assuming the				After Offering			After Offering
	Assuming the	Underwriters’				Assuming the			Assuming the
	Underwriters’	Option is	Shares Beneficially			Underwriters’			Underwriters’
	Option is Not	Exercised	Owned			Option is Not			Option is Exercised
	Exercised	in Full	Before Offering			Exercised			in Full
Selling Stockholder	Number	Number	Number	Percent		Number	Percent		Number	Percent

Liberty Satellite, LLC(1)(2)	1,466,039	1,685,945	1,820,839	5.0%		354,800		*	134,894		*
Intelsat USA Sales Corp.(1)(3)	514,317	591,464	638,788	1.8		124,471		*	47,324		*
National Rural Telecommunications Cooperative(1)(4)	358,499	412,274	445,260	1.2		86,761		*	32,986		*
Special Value Opportunities Fund, LLC(1)(5)	253,741	291,802	315,149		*	61,408		*	23,347		*
Tennenbaum Opportunities Partners V, LP(1)(5)	158,737	182,548	197,154		*	38,417		*	14,606		*
Special Value Continuation Partners, LP(1)(5)	141,622	162,866	175,897		*	34,275		*	13,031		*
Special Value Expansion Fund, LLC(1)(5)	107,045	123,101	132,951		*	25,906		*	9,850		*

Total	3,000,000	3,450,000	3,726,038	10.2%		726,038	1.9%		276,038		*

*	Less than 1.0%

(1)	The agreement and plan of merger dated September 30, 2009 between us and WildBlue provides that, in the event we issued shares of our common stock to the WildBlue Investors at the closing of the acquisition representing at least 10% of our issued and outstanding shares of common stock, we would take all necessary and appropriate actions to cause an individual designated by such WildBlue Investors and reasonably acceptable to our board of directors to be nominated and appointed to our board of directors immediately following the closing of the acquisition and would take all necessary and appropriate actions to cause such designee to be nominated to our board of directors at the next annual meeting of our stockholders convened to elect directors of the class in which such designee then serves. The WildBlue Investors agreed that such director nominee would be designated by Liberty Media Corporation. This designation right will, however, automatically expire at such time as Liberty Satellite, LLC and its affiliates cease to beneficially own at least 80% of the shares of our common stock issued to them at the closing of the WildBlue acquisition, which would occur upon the sale of the shares offered by Liberty Satellite, LLC in this prospectus supplement. Each selling stockholder is a party to a registration rights agreement and a lock-up agreement with us, each of which was executed in connection with the acquisition of WildBlue.

(2)	Prior to our acquisition of WildBlue, Liberty Satellite, LLC had the right to designate two persons as directors of WildBlue and an employee of Liberty Media Corporation, an affiliate of Liberty Satellite, LLC, served as chairman of the board of directors of WildBlue. In addition, during the past three years, Liberty Media Corporation and its affiliates were parties to the following transactions with WildBlue: (a) Liberty Media

Corporation acted as an arranger of both of WildBlue’s senior secured credit facilities (for which it received no compensation other than certain warrants to acquire WildBlue common stock issued upon the first borrowing under WildBlue’s second senior secured credit facility) and was a participant in those credit facilities; and (b) certain affiliates of Liberty Media Corporation were parties to the recapitalization transaction effective July 22, 2008 (Recapitalization Transaction) pursuant to which WildBlue was formed, and acquired through a stock exchange 100% of the outstanding shares of common and preferred stock of WildBlue Communications, Inc., a wholly owned subsidiary of WildBlue. The address of Liberty Satellite, LLC is 12300 Liberty Boulevard, Englewood, CO 80112.

(3)	On January 4, 2010, we repurchased 251,731 of the shares of common stock issued to Intelsat USA Sales Corp. at fair market value in connection with the settlement of a contractual dispute. From time to time, we have entered into agreements with Intelsat USA Sales Corp. and it affiliates in the ordinary course of business, including, but not limited to, agreements relating to the provision of equipment and services as a customer or supplier, the provision of host station services, and the grant of rights regarding orbital locations. Prior to our acquisition of WildBlue, Intelsat USA Sales Corp. had the right to designate two persons as directors of WildBlue, which right has terminated. In addition, Intelsat USA Sales Corp. was a party to the Recapitalization Transaction. The address of Intelsat USA Sales Corp. is 3400 International Drive NW, Washington, DC 20008.

(4)	From time to time, we have entered into distribution and other agreements with the National Rural Telecommunications Cooperative (NRTC), including, but not limited to, agreements relating to the provision of equipment and services as a customer, vendor or supplier, and the distribution of the WildBlue service in the United States. Prior to our acquisition of WildBlue, NRTC had the right to designate one person as a director of WildBlue, which right has terminated. In addition, during the past three years, NTRC was a party to the following transactions with WildBlue: (a) NRTC was a participant in WildBlue’s initial senior secured credit facility; and (b) NRTC was a party to the Recapitalization Transaction. The address of NRTC is 2121 Cooperative Way, Herndon, VA 20171.

(5)	Tennenbaum Capital Partners, LLC is the investment manager of each of these selling stockholders, and may be deemed to be the beneficial owner of the shares of common stock held by such selling stockholders. Tennenbaum Capital Partners, LLC, however, disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein. Prior to our acquisition of WildBlue, Tennenbaum Capital Partners, LLC had the right to designate one person as a director of WildBlue, which right has terminated. In addition, during the past three years, certain affiliates of Tennenbaum Capital Partners, LLC were parties to the following transactions with WildBlue: (a) certain affiliates of Tennenbaum Capital Partners, LLC were participants in each of WildBlue’s senior secured credit facilities; and (b) certain affiliates of Tennenbaum Capital Partners, LLC were parties to the Recapitalization Transaction. The address of each of these selling stockholders is 2951 28th Street, Suite 1000, Santa Monica, CA 90405.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $      million or approximately $      million if the underwriters exercise their option to purchase additional shares in full, in each case after deducting underwriting discounts and estimated offering expenses of $      million. We will not receive any proceeds from sales made by the selling stockholders. We expect to use the net proceeds from this offering for general corporate purposes, which may include working capital, capital expenditures, financing costs related to the purchase, launch and operation of ViaSat-1 or any future satellite, or other potential acquisitions.

Pending application of the net proceeds as described above, we may use all or a portion of the net proceeds to repay outstanding borrowings under our Credit Facility and will invest the remaining net proceeds in U.S. government obligations, bank deposits or in other short-term, investment-grade, interest-bearing securities.

Borrowings under the Credit Facility bear interest, at our option, at either (1) the highest of the Federal Funds rate plus 0.50%, the Eurodollar rate plus 1.00% or the administrative agent’s prime rate as announced from time to time, or (2) the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on the ratio of our debt to EBITDA. At January 1, 2010, the effective interest rate on our outstanding borrowings under the Credit Facility was 4.25%. The maturity date under our Credit Facility is July 1, 2012. The principal amount outstanding under our Credit Facility as of the date of this prospectus supplement was used to fund a portion of the purchase price of the WildBlue acquisition.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of January 1, 2010:

•	on an actual basis, and

•	on an as-adjusted basis to give effect to this offering (after deducting estimated discounts, commissions and offering expenses).

You should read this table together with “Use of Proceeds” included elsewhere in this prospectus supplement and our consolidated financial statements and the related notes incorporated by reference herein.

	As of January 1,
	2010
		As
	Actual	Adjusted
	(Unaudited and in thousands)

Cash and cash equivalents	$67,116	$
Debt:
Credit Facility	$140,000		$140,000
Notes	271,677		271,677

Total debt	411,677		411,677
Stockholders equity:
Common stock — 100,000,000 shares authorized, $0.0001 par value, 36,620,506 shares issued and 36,466,130 shares outstanding, actual; 39,120,506 shares issued and 38,966,130 shares outstanding, as adjusted	$4		$4
Preferred stock — 5,000,000 shares authorized, $0.0001 par value, no shares issued and outstanding	—		—
Paid-in capital	435,375
Retained earnings	208,161		208,161
Common stock held in treasury	(3,998)		(3,998)
Accumulated other comprehensive income	519		519

Total ViaSat, Inc. stockholders’ equity	640,061
Noncontrolling interest in subsidiary	3,799		3,799

Total stockholders’ equity	643,860

Total liabilities and stockholders’ equity	$1,254,031	$

The number of shares of our common stock to be outstanding immediately after this offering is based on 36,466,130 shares outstanding as of January 1, 2010 and excludes as of that date:

•	5,120,577 shares issuable upon the exercise of stock options outstanding as of January 1, 2010, at a weighted average exercise price of $20.91 per share;

•	496,476 shares reserved for future issuance under our stock option plans as of January 1, 2010;

•	699,086 shares of common stock reserved for future issuance under our employee stock purchase plan as of January 1, 2010; and

•	up to 375,000 shares issuable by ViaSat upon exercise of the underwriters’ option to purchase additional shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives (the Representatives), have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Needham & Company, LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the Representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 825,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total purchase price, underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an aggregate of 825,000 additional shares of our common stock.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise

Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$

We estimate that the expenses of this offering payable by us will be $     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We and each of our directors and executive officers have agreed that, among other things, without the prior written consent of the Representatives on behalf of the underwriters, we and such directors and executive officers will not, during the period ending 60 days after the date of this prospectus supplement (the restricted period):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. We have also agreed not to file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock during the restricted period.

With respect to us, the restrictions described above do not apply to:

(a) the shares to be sold in this offering;

(b) the issuance by us of shares of common stock upon the exercise of an option or warrant or the vesting of a restricted stock unit or the conversion of a security outstanding on the date of this prospectus supplement;

(c) the grant by us of employee or director stock options, restricted stock, restricted stock units or other equity awards in the ordinary course of business;

(d) the issuance of matching grants of common stock under our 401(k) plan in the ordinary course of business;

(e) the issuance (or offer or agreement to issue) by us of shares of common stock (or options, warrants or convertible securities relating to common stock) in connection with any acquisition, joint venture or strategic transaction, and the filing of any registration statement in connection therewith, provided that the number of shares so issued shall not exceed five percent of our common stock then outstanding;

(f) the filing of any registration statement on Form S-8 in respect of any employee benefit plan in effect on the date of this prospectus supplement; or

(g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (10b5-1 plan) for the transfer of shares of common stock, provided that such 10b5-1 plan does not provide for the transfer of common stock during the restricted period.

With respect to our directors and executive officers, the restrictions described above do not apply to:

(a) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that (i) the recipient of those shares must also sign a lock-up agreement containing the same restrictions and terms as those described above and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions (other than a filing made after the expiration of the restricted period);

(b) transfers of shares of common stock or any security convertible into common stock as (i) a bona fide gift, (ii) to affiliates of the director or executive officer or (iii) by will or the laws of descent and distribution, provided that in each case (i) the recipient of those shares must also sign a lock-up agreement containing the same restrictions and terms as those described above and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period;

(c) transfers of shares of common stock or any security convertible into common stock to a family member or trust for the benefit of a family member of the director or executive officer, provided that (i) the recipient of those shares must also sign a lock-up agreement containing the same restrictions and terms as those described above and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period;

(d) the establishment of a 10b5-1 plan for the transfer of shares of common stock, provided that such 10b5-1 plan does not provide for the transfer of common stock during the restricted period;

(e) transactions pursuant to a 10b5-1 plan established prior to the date of this prospectus supplement;

(f) in the case of restricted common stock held by the director or executive officer that vests during the restricted period, the sale of such common stock by the director or executive officer to us or the disposition of shares of such common stock to us to pay withholding tax obligations upon vesting; or

(g) transfers of shares of common stock or any security convertible into common stock to a spouse, former spouse, child or other dependent pursuant to a domestic relations order or an order of a court of competent jurisdiction, provided that the director or executive officer will provide the Representatives advance notice of any such transfer.

Notwithstanding the foregoing, if during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Each of the selling stockholders has agreed that, among other things, without the prior written consent of the Representatives on behalf of the underwriters, it will not, during the period ending 45 days after the date of this prospectus supplement (the selling stockholder restricted period):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

With respect to the selling stockholders, the restrictions above do not apply to:

(a) transactions relating to shares of common stock or other securities acquired in open market transactions or in a private placement after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such transactions;

(b) transfers of shares of common stock or any security convertible into common stock as a bona fide gift or charitable contribution;

(c) distributions of shares of common stock or any security convertible into common stock to partners, members or other equity owners of the selling stockholder;

(d) transfers of shares of common stock or any security convertible into common stock to any direct or indirect affiliate (as such term is defined in Rule 405 under the Securities Act) of the selling stockholder;

(e) transfers of shares of common stock or any security convertible into common stock to any family member, any trust established for the benefit of any such family member or any entity wholly owned by the selling stockholder or any combination of the selling stockholder and any of the foregoing;

(f) transfers of shares of common stock or any security convertible into common stock in any merger, consolidation, amalgamation, reorganization or other business combination involving us;

(g) transfers of shares of common stock to any corporation, partnership or other business entity with whom the selling stockholder shares in common an investment manager or advisor, or that the selling stockholder manages;

(h) the establishment of a 10b5-1 plan under the Exchange Act for the transfer of shares of common stock, provided that such 10b5-1 plan does not provide for the transfer of common stock during the selling stockholder restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such 10b5-1 plan shall be required of or voluntarily made by or on behalf of the selling stockholder or us;

(i) transfer of shares of common stock to the underwriters pursuant to the underwriting agreement relating to this offering; or

(j) transfers of common stock pledged as collateral to lenders in a bona fide loan outstanding as of the date of this prospectus supplement or any renewal, extension, replacement or refinancing thereof.

In the case of any transfer or distribution pursuant to clause (b), (c), (d), (e) or (g) above, each donee or distributee shall sign and deliver a lock-up agreement substantially in the form of the agreement signed by the selling stockholders.

Notwithstanding the foregoing, if during the last 17 days of the selling stockholder restricted period we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the selling stockholder restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the selling stockholder restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Our shares of common stock are listed on the NASDAQ Global Select Market under the symbol “VSAT”.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

CONFLICTS OF INTEREST

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In addition, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is a lender under the Credit Facility and may receive more than 5% of the net proceeds of this offering if we apply such net proceeds to repay outstanding borrowings under the Credit Facility. Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, is expected to become a lender under the Credit Facility prior to the completion of this offering. Bank of America, N.A. and Credit Suisse AG, Cayman Islands Branch, may therefore be deemed to have a “conflict of interest” with us under NASD Rule 2720 of the Financial Industry Regulatory Authority. Accordingly, this offering is being conducted in compliance with the requirements of NASD Rule 2720.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders that hold our common stock as a capital asset. We have not sought any ruling from the Internal Revenue Service (the IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements and conclusions, or that any such contrary position would not be sustained by a court.

This summary also does not address the effect of the U.S. federal estate or gift tax laws or the tax considerations arising under the laws of any state, local or foreign jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities, commodities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below);

•	persons that are S corporations, partnerships or other pass-through entities;

•	certain former citizens or long-term residents of the United States;

•	persons that hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of such partnership. Accordingly, partnerships that hold shares of our common stock and partners in such partnerships should consult their tax advisors.

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this summary, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that is not a U.S. person. You are a “U.S. person” if you are, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent such distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from a sale or other disposition of the stock as discussed below under “— Gain on Disposition of Our Common Stock.”

Any dividend paid to you will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable tax treaty. To claim the benefit of a reduced treaty rate, you must timely provide us or our paying agent with a properly completed IRS Form W-8BEN (or applicable successor form) making certain certifications under penalty of perjury. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld by timely filing an appropriate claim for refund with the IRS.

Any dividend paid to you that is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, attributable to a U.S. permanent establishment maintained by you) will be exempt from U.S. federal withholding tax. To claim this exemption, you must timely provide us or our paying agent with a properly completed IRS Form W-8ECI (or applicable successor form) making certain certifications under penalty of perjury. Such effectively connected dividend, although not subject to U.S. federal withholding tax, will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, any dividend paid to you that is effectively connected with your conduct of a U.S. trade or business may be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Our Common Stock

You will generally not be required to pay U.S. federal income tax on any gain realized upon a sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we currently are not, and will not become, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our foreign real property interests and other trade or business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, the common stock will be treated as U.S. real property interests only if you actually or constructively held more than 5% of the common stock at some time during the shorter of the periods described in the third bullet above.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay U.S. federal income tax on the net gain derived from the sale or other disposition at the same graduated rates applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above also may be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable tax treaty.

If you are an individual described in the second bullet above, you will be required to pay U.S. federal income tax on the gain derived from the sale or other disposition (which gain may be offset by U.S. source capital losses) at a rate of 30%, or such lower rate as may be specified by an applicable tax treaty.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of any distribution on our common stock paid to such holder and the amount of any tax withheld with respect to such distribution. These information reporting requirements apply even if no withholding was required because the distribution was effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, will generally not apply to distributions to a non-U.S. holder provided that the holder timely provides us or our paying agent with the required certification as to the holder’s non-U.S. status, such as a properly completed IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. The legislation would apply to payments made after December 31, 2012. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective investors should consult their tax advisors regarding this legislation.

LEGAL MATTERS

Certain legal matters, including the validity of the shares of common stock offered hereby, will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. Certain legal matters will be passed upon for the selling stockholders by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of ViaSat, Inc. for the year ended April 3, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of WildBlue Holding, Inc. as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus supplement, which is part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and the securities, reference is made to the registration statement. Statements contained in this prospectus supplement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, as amended, and the exhibits and schedules filed with the registration statement may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available for inspection without charge at the SEC’s public reference room. The SEC also maintains an internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any information that we reference this way is considered part of this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus supplement, while information that we file with the SEC after the date of this prospectus supplement that is incorporated by reference will automatically update and supersede this information.

The following documents filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act are incorporated by reference in this prospectus supplement (except for information furnished under Item 2.02 or

Item 7.01 of our Current Reports on Form 8-K, which is not deemed to be filed and is not incorporated by reference herein):

•	our Annual Report on Form 10-K for the fiscal year ended April 3, 2009 filed with the SEC on May 28, 2009;

•	Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended April 3, 2009 filed with the SEC on July 31, 2009;

•	our Quarterly Reports on Form 10-Q filed with the SEC on August 12, 2009, November 10, 2009 and February 10, 2010;

•	our Current Reports on Form 8-K filed with the SEC on July 2, 2009, October 2, 2009, October 5, 2009, October 9, 2009, October 13, 2009, October 20, 2009, October 22, 2009, December 18, 2009, March 17, 2010 and March 22, 2010; and

•	our Current Reports on Form 8-K/A filed with the SEC on January 7, 2010, January 27, 2010 and February 25, 2010.

We are also incorporating by reference any future filings we make with the SEC after the date of this prospectus supplement, except for information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K, which is not deemed to be filed and is not incorporated by reference herein.

Any statement contained herein or in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a subsequent statement contained herein or in any other subsequently filed document that also is incorporated by reference in this prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may obtain a copy of the documents we file with the SEC as described under “Where You Can Find More Information.” In addition, you may request a copy of these filings, at no cost, by writing or telephoning us at ViaSat, Inc., 6155 El Camino Real, Carlsbad, California 92009, telephone: (760) 476-2200, Attention: Investor Relations. You may also obtain copies of these filings, at no cost, by accessing our website at investors.viasat.com; however, the information found on or accessed through ViaSat’s website is not considered part of this prospectus supplement and is not incorporated by reference herein.

PROSPECTUS

VIASAT, INC.

Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Rights

We may offer and sell the securities from time to time in one or more classes or series, separately or together, and in amounts, at prices and on the terms that we will determine at the time of offering. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the amounts, prices and terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

We may offer and sell the following securities:

•	debt securities, which may consist of debentures, notes or other types of debt;

•	shares of common stock;

•	shares of preferred stock;

•	depositary shares;

•	warrants to purchase debt securities, common stock or preferred stock; and

•	rights to purchase common stock or preferred stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “VSAT.” On March 19, 2010, the last reported sale price of our common stock was $34.41 per share.

You should consider the risks that we have described in “Risk Factors” on page 3 before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities may be offered directly by us or by any selling security holder from time to time, through agents designated by us or to or through underwriters or dealers. We will provide specific information about any selling security holders in one or more supplements to this prospectus. If any agents, dealers or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will provide the names of the agents, dealers or underwriters and any applicable fees, commissions or discounts.

The date of this prospectus is March 22, 2010

i

ABOUT THIS PROSPECTUS

Whenever we refer to “ViaSat,” “we,” “our” or “us” in this prospectus, we mean ViaSat, Inc. and its consolidated subsidiaries, unless the context suggests otherwise. When we refer to “you” or “yours,” we mean the holders of the applicable series of securities.

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (SEC) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the Securities Act) using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. In addition, selling security holders to be named in a prospectus supplement may sell certain of our securities from time to time. This prospectus provides you with a general description of the securities we may offer. Each time we or any selling security holder offers to sell securities, we or the selling security holder will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. You should read both this prospectus and any prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus, in an accompanying prospectus supplement or incorporated by reference herein or therein. We have not authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after the respective dates of the prospectus and such prospectus supplement or supplements, as applicable, even though this prospectus and such prospectus supplement or supplements are delivered or shares are sold pursuant to the prospectus and such prospectus supplement or supplements at a later date. Since the respective dates of the prospectus contained in this registration statement and any accompanying prospectus supplement, our business, financial condition, results of operations and prospects may have changed. We may only use this prospectus to sell the securities if it is accompanied by a prospectus supplement.

VIASAT

We are a leading provider of advanced satellite and wireless communications and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop end-to-end satellite network solutions for a wide array of applications and customers. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. Our customers, including the U.S. government, leading aerospace and defense prime contractors, network integrators and communications service providers, rely on our solutions to meet their complex communications and networking requirements. In addition, following our recent acquisition of WildBlue Holding, Inc. (WildBlue), we are a leading wholesale and retail provider of satellite broadband internet services in the United States.

We conduct our business through three segments: government systems, commercial networks and satellite services:

Government systems.  Our government systems segment develops and produces network-centric internet protocol based secure government communications systems, products and solutions, which are designed to enable the collection and dissemination of secure real-time digital information between command centers, communications nodes and air defense systems. Customers of our government systems segment include tactical armed forces, public safety first-responders and remote government employees.

Commercial networks.  Our commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products that address five key market segments: consumer, enterprise, in-flight, maritime and ground mobile applications. These communication systems, networking equipment and products are generally developed through a combination of customer and discretionary internal research and development funding.

Satellite services.  Our satellite services segment complements our commercial networks segment by providing managed network services for the satellite communication systems of our consumer, enterprise and mobile broadband customers. In addition, our recently acquired WildBlue business provides wholesale and retail satellite-based broadband internet services in the United States via our WildBlue-1 satellite and Telesat Canada’s Anik F2 satellite. In 2008, we began construction of ViaSat-1, which is planned for launch in early 2011. Commencing in 2011, we expect this segment to also include broadband services utilizing ViaSat-1.

We were incorporated in California in 1986 and reincorporated in Delaware in 1996. Our principal executive offices are located at 6155 El Camino Real, Carlsbad, California 92009, and our telephone number is (760) 476-2200.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q and the other information contained in this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the Exchange Act), and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. Please also refer to the section below entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will” and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:

•	uncertainties associated with the performance of the WildBlue business and integration risks and costs;

•	our ability to have manufactured or successfully launch our new high-capacity Ka-band spot-beam satellite (ViaSat-1), or implement the related broadband satellite services on our anticipated timeline or at all;

•	continued turmoil in global financial markets and economies;

•	the availability and cost of credit;

•	reliance on U.S. government contracts and our reliance on a small number of contracts which account for a significant percentage of our revenues;

•	our ability to successfully develop, introduce and sell new technologies, products and enhancements;

•	reduced demand for products as a result of continued constraints on capital spending by customers;

•	changes in relationships with, or the financial condition of, key customers or suppliers;

•	reliance on a limited number of third parties to manufacture and supply our products;

•	increased competition and other factors affecting the communications industry generally;

•	the effect of adverse regulatory changes on our ability to sell products; and

•	our ability to comply with the covenants in any credit agreement, indenture or similar instrument governing any of our existing or future indebtedness.

The factors identified above are believed to be some, but not all, of the important factors that could cause actual events and results to be significantly different from those that may be expressed or implied in any forward-looking statements. Any forward-looking statements should also be considered in light of the risk factors detailed in our Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as updated by our future filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges are as follows for the periods indicated:

	Fiscal Year Ended					Nine Months Ended
	April 1,	March 31,	March 30,	March 28,	April 3,	January 2,	January 1,
	2005	2006	2007	2008	2009	2009	2010

Ratio of earnings to fixed charges	29.93	28.10	34.44	35.26	30.90	31.13	3.19

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) attributable to ViaSat, Inc. before provision for income taxes and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense, whether expensed or capitalized, amortized discounts related to indebtedness and rental expense. Rental expense amounts relate to the interest factor inherent in our operating leases. The portion of total rental expense that represents the interest factor is estimated to be 8%.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table above.

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including acquisitions, capital expenditures, working capital and repayment or refinancing of our debts. When a particular series of securities is offered, the prospectus supplement relating thereto will set forth our intended use for the net proceeds we receive from the sale of the securities. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities. We will not receive any of the proceeds from sales of securities by selling security holders.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. In the event that any series of debt securities will be subordinated to other indebtedness that we have outstanding or may incur, the terms of the subordination will be set forth in the prospectus supplement relating to the subordinated debt securities.

The debt securities will be issued under an indenture between ViaSat and a trustee named in the prospectus supplement. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in a resolution of our board of directors, in an officer’s certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement or term sheet.

We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement or term sheet, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities, to the extent applicable:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will issue the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of and interest on the debt securities will be made;

•	if payments of principal of or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may supplement, modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

In addition, the indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the resolution of our board of directors, the officer’s certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities.  You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of and interest on, certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

Global Debt Securities and Book-Entry System.  Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

We will require the depositary to agree to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons who have accounts with the depositary for the related global debt security, which we refer to as participants, or persons who may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security

(with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. ViaSat, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal of, and premium or interest on, a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

No Protection in the Event of a Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) that could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Subordination

Debt securities of a series may be subordinated, which we refer to as subordinated debt securities, to senior indebtedness (as defined in the applicable prospectus supplement) to the extent set forth in the prospectus supplement relating thereto. To the extent we conduct operations through subsidiaries, the holders of debt securities (whether or not subordinated debt securities) will be structurally subordinated to the creditors of our subsidiaries.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation or the successor person (if other than ViaSat) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Notwithstanding the above, any of our subsidiaries may consolidate with, merge into or transfer all or part of its properties to us.

Events of Default

Event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of any debt security of that series when due and payable;

•	default in the performance or breach of any other covenant or warranty by us in the indenture or any debt security (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of not less than 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of not less than 25% in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or interest on any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of or any interest on, any debt security of that series; provided, however , that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance.  The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants.  The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants that may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

The conditions include:

•	depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default.  In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. In such a case, we would remain liable for those payments.

“Foreign Government Obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

•	obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Regarding the Trustee

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The indenture and provisions of the Trust Indenture Act that are incorporated by reference therein contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates; provided, however, that if it acquires any conflicting interest (as defined in the indentures or in the Trust Indenture Act), it must eliminate such conflict or resign.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

General

This prospectus describes the general terms of our capital stock. For a more detailed description of these securities, you should read the applicable provisions of Delaware law and our certificate of incorporation and bylaws. When we offer to sell a particular series of these securities, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of securities, you must refer to both the prospectus supplement relating to that series and the description of the securities described in this prospectus. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement.

Under our certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 105,000,000, consisting of 5,000,000 shares of preferred stock, par value $0.0001 per share, and 100,000,000 shares of common stock, par value $0.0001 per share.

Common Stock

As of March 15, 2010, we had 36,495,175 shares of common stock outstanding. The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders. The holders of our common stock do not have cumulative voting rights, which means that holders of more than one-half of the shares voting for the election of directors can elect all of the directors then being elected. Subject to the preferences of any of our outstanding preferred stock, the holders of our common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors. In the event of a liquidation or dissolution of ViaSat, the holders of our common stock are entitled to share equally in all assets remaining after payment of liabilities and any payments due to holders of any outstanding shares of our preferred stock. The outstanding shares of our common stock are, and the shares offered by this prospectus, when issued, will be fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any of our outstanding preferred stock.

Preferred Stock

We currently have no outstanding shares of preferred stock. Under our certificate of incorporation, our board of directors is authorized to issue shares of our preferred stock from time to time, in one or more classes or series, without stockholder approval. Prior to the issuance of shares of each series, the board of directors is required by the General Corporation Law of the State of Delaware, known as the DGCL, and our certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including sinking fund provisions;

•	dividend rights and rates;

•	dissolution;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

All shares of preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights. Our board of directors could authorize the issuance of additional shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or that holders might believe to be in their best interests.

We will describe in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) or payment date(s) or method(s) of calculation applicable to the preferred stock;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	the procedures for any auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period;

•	voting rights, if any, of the preferred stock;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•	any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, relating to dividends and upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

•	on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

•	junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term equity securities does not include convertible debt securities.

Registration Rights Agreement with Certain Stockholders

In connection with our acquisition of WildBlue, we entered into a registration rights agreement with certain former investors in WildBlue with respect to the shares of our common stock issued to such investors at the closing of the WildBlue acquisition. Pursuant to the registration rights agreement, we were required to use commercially reasonable efforts to file with the SEC a resale shelf registration statement covering all shares of common stock held by these stockholders to be offered to the public on a delayed or continuous basis, subject to specified exceptions. We have filed a resale shelf registration statement for these shares pursuant to the registration rights agreement. We are required to use commercially reasonable efforts to keep this resale shelf registration statement continuously effective for the period beginning on the date on which the resale shelf registration statement was declared effective and ending on the earlier of (a) the date that all of the shares registered under the resale shelf registration statement cease to be registrable securities and (b) the two-year anniversary of the original effective date of the resale shelf registration statement, subject to certain extension provisions. During the period of any outstanding registration default, these stockholders will have the right to include their shares in the registration statement for underwritten offerings for our sale any of our common stock.

Anti-Takeover Provisions

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the DGCL, which restricts our ability to enter into business combinations with an interested stockholder or a stockholder owning 15% or more of our outstanding voting stock, or that stockholder’s affiliates or associates, for a period of three years. These restrictions do not apply if:

•	prior to becoming an interested stockholder, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions; or

•	on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Some provisions of ViaSat’s certificate of incorporation and bylaws could also have anti-takeover effects. These provisions:

•	permit the board of directors to increase its own size and fill the resulting vacancies;

•	provide for a board comprised of three classes of directors with each class serving a staggered three-year term;

•	authorize the issuance of preferred stock in one or more series; and

•	prohibit stockholder action by written consent.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of ViaSat and its stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of ViaSat that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ViaSat. The provisions are also intended to discourage some tactics that may be used in proxy fights.

Classified Board of Directors

The certificate of incorporation provides for the board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of the board of directors and the business strategies and policies of ViaSat as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer or attempting to obtain control of ViaSat. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

No Stockholder Action by Written Consent; Special Meetings

The certificate of incorporation provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting.

The certificate of incorporation also provides that special meetings of stockholders may be called only by the board of directors, its chairman, the president or the secretary of ViaSat. Stockholders are not permitted to call a special meeting of stockholders or to require that the board of directors call a special meeting.

Number of Directors; Removal; Filling Vacancies

The certificate of incorporation provides that the board of directors will consist of between four and eleven members, the exact number to be fixed by resolution adopted by affirmative vote of a majority of the board of directors. The board of directors currently consists of seven directors. Further, the certificate of incorporation authorizes the board of directors to fill newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board of directors by permitting the board of directors to enlarge the size of the board and fill the new directorships with its own nominees. A director so elected by the board of directors holds office until the next election of the class for which the director has been chosen and until his or her successor is elected and qualified. The certificate of incorporation also provides that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the total voting power of all outstanding securities. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with its own nominees.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Computershare Investor Services LLC.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. We will deposit with a depositary, referred to as the preferred stock depositary, shares of preferred stock of each series represented by depositary shares. We will enter into a deposit agreement with the preferred stock depositary and holders from time to time of the depositary receipts issued by the preferred stock depositary which evidence the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the holder’s fractional interest in the preferred stock, to all the rights and preferences of the series of the preferred stock represented by the depositary shares, including dividend, voting, conversion, redemption and liquidation rights.

Immediately after we issue and deliver the preferred stock to a preferred stock depositary, we will cause the preferred stock depositary to issue the depositary receipts on our behalf. You may obtain copies of the applicable form of deposit agreement and depositary receipt from us upon request. The statements made in this section relating to the deposit agreement and the depositary receipts are summaries only. These summaries are not complete and we may modify any of the terms of the depositary shares described in this prospectus in a prospectus supplement. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. For more detail, we refer you to the deposit agreement, which we will file as an exhibit to, or incorporate by reference in, the registration statement.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received relating to the preferred stock to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, subject to the obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, unless the preferred stock depositary determines that it is not feasible to make the distribution, in which case the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

No distribution will be made relating to any depositary share that represents any preferred stock converted into other securities.

Withdrawal of Stock

Assuming we have not previously called for redemption or converted into other securities the related depositary shares, upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary, the holders will be entitled to delivery at that office of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive shares of the related preferred stock as specified in the applicable prospectus supplement, but holders of the shares of preferred stock will no longer be entitled to receive depositary shares.

Redemption of Depositary Shares

Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will concurrently redeem the number of depositary shares representing shares of the preferred stock so redeemed, provided we have paid the applicable redemption price for the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable relating to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata or by any other equitable method determined by us.

From and after the date fixed for redemption:

•	all dividends relating to the shares of preferred stock called for redemption will cease to accrue;

•	the depositary shares called for redemption will no longer be deemed to be outstanding; and

•	all rights of the holders of the depositary receipts evidencing the depositary shares called for redemption will cease, except the right to receive any moneys payable upon the redemption and any money or other property to which the holders of the depositary receipts were entitled upon redemption and surrender to the preferred stock depositary.

Any funds we deposit with the preferred stock depositary for redemption of depositary shares that the holders fail to redeem will be returned to us after a period of two years from the date the funds are deposited.

Voting of the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts. Each record holder of these depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder’s depositary shares. The preferred stock depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action necessary to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of preferred stock represented by the depositary shares for which it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote made, as long as the action or non-action is in good faith and does not result from the preferred stock depositary’s negligence or willful misconduct.

Liquidation Preference

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as specified in the applicable prospectus supplement.

Conversion of Depositary Shares

The depositary shares will not be convertible into common stock or any of our other securities or property, unless we so specify in the applicable prospectus supplement relating to an offering of depositary shares.

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt and any provision of the deposit agreement at any time by agreement with the preferred stock depositary. However, any amendment that imposes or increases any fees, taxes or other charges payable by the holders of depositary receipts, other than taxes and other governmental charges, fees and other expenses payable by the holders as described below under “Charges of Preferred Stock Depositary,” or that otherwise prejudices any substantial existing right of holders of depositary receipts, will not take effect as to outstanding depositary receipts until the expiration of 30 days after notice of the amendment has been mailed to the record holders of outstanding depositary receipts.

When we direct the preferred stock depositary to do so, the preferred stock depositary will terminate the deposit agreement by mailing a notice of termination to the record holders of all depositary receipts then outstanding at least 30 days prior to the date fixed in the notice for termination. In addition, the preferred stock depositary may terminate the deposit agreement if at any time 45 days have passed since the preferred stock depositary has delivered to us a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment. If any depositary receipts remain outstanding after the date of termination, the preferred stock depositary thereafter will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices, other than the notice of termination, or perform any further acts under the deposit agreement, except as provided below and except that the preferred stock depositary will continue to collect dividends on the preferred stock and other distributions with respect to the preferred stock and will continue to deliver the preferred stock together with any dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for depositary receipts surrendered. At any time after the expiration of two years from the date of termination, the preferred stock depositary may sell the preferred stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money or other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of depositary receipts that have not been surrendered.

In addition, the deposit agreement will automatically terminate if:

•	all outstanding depositary shares have been redeemed; or

•	there has been a final distribution of the related preferred stock in connection with our liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary receipts evidencing the depositary shares representing the preferred stock.

Charges of Preferred Stock Depositary

We will pay all fees, charges and expenses of the preferred stock depositary in connection with its performance of the deposit agreement, except for any taxes and other governmental charges and except as provided in the deposit agreement. Holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by the holders to be performed which are outside those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

The preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred stock depositary. Any resignation or removal of the acting preferred stock depository will take effect upon our appointment of a successor preferred stock depositary. We must appoint a successor preferred stock depositary within 45 days after delivery of the notice of resignation or removal.

Miscellaneous

The preferred stock depositary will make available for inspection to holders of depositary receipts any reports and communications the preferred stock depositary receives from us relating to the preferred stock.

We will not be liable, nor will the preferred stock depositary be liable, if we are prevented from or delayed in, by law or any circumstances beyond our control, performing our obligations under the deposit agreement. Our obligations and the obligations of the preferred stock depositary under the deposit agreement will be limited to performing our duties in good faith and without negligence or willful misconduct. We will not be obligated, nor will the preferred stock depositary be obligated, to prosecute or defend any legal proceeding relating to any depositary receipts, depositary shares or shares of preferred stock represented by depositary shares unless satisfactory indemnity is furnished to us. We may rely, and the preferred stock depositary may rely, on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depositary shares for deposit, holders of depositary receipts or other persons we believe in good faith to be competent to give this information, and on documents we believe in good faith to be genuine and signed by a proper party.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, preferred stock or common stock. We may issue warrants independently or together with any other securities we offer under a prospectus supplement. The warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. The statements made in this section relating to the warrant agreement are summaries only. These summaries are not complete. When we issue warrants, we will provide the specific terms of the warrants and the applicable warrant agreement in a prospectus supplement. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. For more detail, we refer you to the applicable warrant agreement itself, which we will file as an exhibit to, or incorporate by reference in, the registration statement.

Debt Warrants

We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each security;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the debt warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any;

•	a discussion of the material United States federal income tax considerations applicable to the exercise of the debt warrants; and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments of principal, premium or interest on the securities purchasable upon the exercise of debt warrants.

Equity Warrants

We will describe in the applicable prospectus supplement the terms of the preferred stock warrants or common stock warrants being offered, the warrant agreement relating to the preferred stock warrants or common stock warrants and the warrant certificates representing the preferred stock warrants or common stock warrants, including:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of warrants issued with each share of preferred stock or share of common stock;

•	if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	information with respect to book-entry procedures, if any;

•	a discussion of the material United States federal income tax considerations applicable to exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Unless otherwise provided in the applicable prospectus supplement, holders of equity warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders.

Except as provided in the applicable prospectus supplement, the exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of common stock or preferred stock or a stock split, reverse stock split, combination, subdivision or reclassification of common stock or preferred stock. In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each warrant, we may elect to adjust the number of warrants. Unless otherwise provided in the applicable prospectus supplement, no adjustments in the number of shares purchasable upon exercise of the warrants will be required until all cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, except as otherwise provided in the applicable prospectus supplement, in case of any consolidation, merger, or sale or conveyance of our property as an entirety or substantially as an entirety, the holder of each outstanding warrant will have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which each warrant was exercisable immediately prior to the particular triggering event.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price provided in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock or shares of common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date provided in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

Holders may exercise warrants as described in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities, shares of preferred stock or shares of common stock purchasable upon the exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF RIGHTS

General

We may issue rights to purchase common stock or preferred stock. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each right. The accompanying prospectus supplement may add, update or change the terms and conditions of the rights as described in this prospectus.

We will describe in the applicable prospectus supplement the terms and conditions of the issue of rights being offered, the rights agreement relating to the rights and the rights certificates representing the rights, including, as applicable:

•	the title of the rights;

•	the date of determining the stockholders entitled to the rights distribution;

•	the title, aggregate number of shares of common stock or preferred stock purchasable upon exercise of the rights;

•	the exercise price;

•	the aggregate number of rights issued;

•	the date, if any, on and after which the rights will be separately transferable;

•	the date on which the right to exercise the rights will commence and the date on which the right will expire; and

•	any other terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

Exercise of Rights

Each right will entitle the holder of rights to purchase for cash the principal amount of shares of common stock or preferred stock at the exercise price provided in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will be void.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the shares of common stock or preferred stock purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as described in the applicable prospectus supplement.

SELLING SECURITY HOLDERS

If the registration statement of which this prospectus forms a part is used by selling security holders for the resale of any securities registered thereunder pursuant to a registration rights agreement to be entered into by us with such selling security holders or otherwise, information about such selling security holders, their beneficial ownership of our securities and their relationship with us will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated by reference into such registration statement.

PLAN OF DISTRIBUTION

We, or the applicable selling security holders, may sell the securities (1) through underwriters or dealers, (2) through agents, and/or (3) directly to one or more purchasers. We, or the applicable selling security holders, may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

We will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by institutions to purchase the securities under contracts providing for payment and delivery on future dates. The institutions with which the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The purchasers’ obligations under the contracts will not be subject to any conditions except that:

•	the purchase of the securities may not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject; and

•	if the securities are also being sold to underwriters, we will have sold to the underwriters the securities not sold for delayed delivery.

The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will provide in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

The securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

LEGAL MATTERS

Latham & Watkins LLP, San Diego, California, will pass upon certain legal matters relating to the issuance and sale of the securities being offered by this prospectus.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of ViaSat, Inc. for the year ended April 3, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of WildBlue Holding, Inc. as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

ViaSat is subject to the informational requirements of the Exchange Act and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.

We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended April 3, 2009 filed with the SEC on May 28, 2009;

•	Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended April 3, 2009 filed with the SEC on July 31, 2009;

•	our Quarterly Reports on Form 10-Q filed with the SEC on August 12, 2009, November 10, 2009 and February 10, 2010;

•	our Current Reports on Form 8-K filed with the SEC on July 2, 2009, October 2, 2009, October 5, 2009, October 9, 2009, October 13, 2009, October 20, 2009, October 22, 2009, December 18, 2009, March 17, 2010 and March 22, 2010;

•	our Current Reports on Form 8-K/A filed with the SEC on January 7, 2010, January 27, 2010 and February 25, 2010;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 20, 1996; and

•	all documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of this offering.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009
(760) 476-2200